As filed with the Securities and Exchange Commission on August 20, 2003.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CONSUMER DIRECT OF AMERICA

(Name of small business issuer in its charter)

Nevada	54190	88-0471353

(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer I.D. Number)

3901 Meadows Lane
Las Vegas, Nevada 89107
(702) 259-1700
(Address and telephone number of principal executive offices)

3901 Meadows Lane
Las Vegas, Nevada 89107
(702) 259-1700
(Address of principal place of business or intended principal place of business)

Michael A. Barron
3901 Meadows Lane
Las Vegas, Nevada 89107
(702) 259-1700
(Name, address and telephone number of agent for service)

Copies to:
Caldwell R. Campbell, Esq.
18881 Von Karman, Suite 1500
Irvine, California 92612
(949) 271-9303 (telephone)
(949) 271-9301 (facsimile)

          Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

           If any securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: [X]

          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

          If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

          If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

          If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
Title of Each		Maximum	Maximum	Amount of
Class of Securities	Amount to	Offering Price	Aggregate	Registration
To be Registered	be Registered(1)	Per Share(2)	Offering Price(2)	Fee

Common Stock	18,209,897 shares	$.255	$4,643,524	$376

          (1)This registration statement registers the resale of up to 18,209,897 shares of common stock offered by our selling stockholders, including 4,600,000 shares issuable upon exercise of warrants. In addition to the number of shares set forth above, the amount to be registered includes any shares of our common stock issued as a result of stock splits, stock dividends and similar transactions in accordance with Rule 416.

          (2)The Proposed Maximum Offering Price Per Share and the Proposed Maximum Aggregate Offering Price in the table above are estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 promulgated under the Securities Act of 1933. The calculation of the registration fee is based upon a per share price of $0.255 which was the average of the bid and asked prices of the Registrant’s common stock on August 15, 2003 as reported by the OTC Bulletin Board.

          We hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until we shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

          THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION DATED August 20, 2003

CONSUMER DIRECT OF AMERICA
Prospectus

18,209,897 SHARES OF COMMON STOCK

          This prospectus covers the resale of up to 18,209,897 shares of our common stock owned by our selling stockholders. The selling stockholders previously purchased the shares, or will purchase the shares upon exercise of warrants, from us in private transactions. We will not receive any of the proceeds from the sale of the shares.

          Our common stock is traded in the over the counter market and quoted on the NASD’s OTC Bulletin Board under the symbol “CDIT.”

          Investing in our common stock involves substantial risks. See “Risk Factors” beginning on page 7.

          The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is       , 2003.

ABOUT THIS PROSPECTUS
SUMMARY
RISK FACTORS
SELECTED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS
MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS
BUSINESS
MANAGEMENT
PRINCIPAL STOCKHOLDERS
SELLING STOCKHOLDERS
DESCRIPTION OF SECURITIES
EXPERTS
LEGAL MATTERS
Index To Financial Statements
EXHIBIT 21
EXHIBIT 23.2

          We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement on Form SB-2 under the Securities Act of 1933 with respect to our common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to our company and our common stock offered hereby, reference is made to the registration statement and the exhibits filed as part of the registration statement. The registration statement, including exhibits thereto, may be inspected without charge at the Securities and Exchange Commission’s principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, after payment of fees prescribed by the Securities and Exchange Commission. You may obtain additional information regarding the operation of the Public Reference Section by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a World Wide Web site which provides on-line access to reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission at the address: http://www.sec.gov.

ABOUT THIS PROSPECTUS

     You should rely only on the information contained in this prospectus as we have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where such an offer or sale is not permitted.

SUMMARY

     This summary highlights material information regarding our company and the offering contained in this prospectus. You should read the entire prospectus carefully, including the financial information and related notes, before making an investment decision. Throughout this prospectus, when we refer to Consumer Direct of America or when we speak of ourselves generally, we are referring collectively to Consumer Direct of America and its subsidiaries unless the context indicates otherwise or as otherwise noted.

DESCRIPTION OF BUSINESS

General Background

     Consumer Direct of America, formerly known as Blue Star Coffee, Inc., is a Nevada corporation formed in July, 2000 to sell specialty coffee beans, brewed coffee and espresso-based beverages through company-owned and franchised retail locations. In February 2002, Blue Star, which was then in the development stage, acquired all of the outstanding stock of Consumer Capital Holdings, Inc. and Consumer Capital Holdings became a wholly owned subsidiary of Blue Star. After its acquisition of Consumer Capital Holdings, Blue Star changed its name to Consumer Direct of America. Consumer Capital Holdings is a Nevada corporation formed in May, 2001 to provide loans to consumers, offering borrowers a variety of purchase and refinance mortgage loans (“mortgage loans”) and home equity loans and home equity lines of credit (“home equity loans”) to meet their financial needs. Our two Marketing Centers in Nevada and Colorado directly solicit potential customers utilizing CDIT’s extensive technology infrastructure which the Company believes give it a distinct advantage over other mortgage companies.

We own and operate business units in two Groups:

➢	Financial Services Marketing Group

➢	Direct Marketing Group

The Financial Services Marketing Group (FSMG) employs over 230 residential mortgage and Real Estate Brokerage professionals and had closed loan volume of $330 million for the year ending 2002. The Group closed in excess of 2,800 mortgage loans and over $50 million in residential real estate sales during 2002. This Division of the Company contains three operating units, Consumer Direct Lending, Consumer Direct Realty and Consumer Direct Insurance Services. Each operating company has its own President and is individually licensed by state and federal regulatory agencies.

Consumer Direct Lending (CDL) is the direct lending arm of the Company. Telesales agents conduct outbound calls using the Company’s sophisticated technology backbone to solicit mortgage financing opportunities. The “hot leads” are then transferred electronically to the various CDL branches where trained loan officers are waiting to close the loan leads. The operating history of the platform shows that CDL closes one loan for every ten “hot leads” delivered. The Company believes it has the ability to originate 1,500 “hot leads” per day per 100 telemarketing seats active. This would translate into a closed loan production of 150 loans per day or approximately 3,000 closed loans per month at current capacity. CDL operates five branches in Nevada, Colorado, Utah and California. CDL branches are owned by the company and loan officers employed there split their commissions with the Company on a 70/30% basis on average. New loan officers are trained as lead generators on the telesales platform before being assigned to a senior “mentor” in a CDL office. New loan officers receive a 50/50 split.

Consumer Direct Realty

     Consumer Direct Realty is a licensed Nevada real estate broker with its main offices in Las Vegas. The company has thirty-two (32) licensed agents and specializes in the entry market of Clark County, NV. CDR plans to open three additional branches in 2003 and has a Controlled Business Arrangement with its sister company, Consumer Direct Lending, for loan referrals.

Consumer Direct Insurance Services

     Consumer Direct Insurance Services markets various insurance programs to both company controlled clients and to outside customers. Products sold include life, homeowners, auto, disability and derivative products which are made available to CDA customers. Clients are maintained via continual customer service support from our Direct Marketing Group.

Direct Marketing Group

               Our Direct Marketing Group sells a variety of products and services including:

•	Direct product Marketing

•	Outbound Customer Acquisition

•	Membership Subscription

•	Customer Care

•	Mortgage Lead Generation

Company clients can choose which marketing campaigns best suit their objectives.

Outbound Campaigns

Customers or CDIT provide the contact lists and are then “scrubbed” for the do not call list names and then programmed into the operations profile. Scripts are programmed into the system and personnel are assigned for each campaign. The predictive dialer employed by the company for outbound campaigns carefully monitors each session on the system and begins to queue up a prospective customer while the salesman is in the closing phase of the sale. This helps insure a minimum of downtime between calls. Calls are constantly monitored and all conversations are digitally recorded and archived. Employees who demonstrate unethical practices are dismissed on the spot at the first infraction. Campaigns are managed by a supervisor and report daily operations to the General Manager of the Center. All transaction activity is electronically monitored and various production reports are available to management.

Inbound Campaigns

Inbound campaigns function in a similar manner operationally as the Outbound campaigns except that the telemarketer is simply receiving inbound calling instead of making outbound calls. Inbound traffic is created by the customer’s own marketing activity which the Company may also be managing as an additional campaign. A predictive dialer is not needed for Inbound; however, potential prospects are pre-loaded into the database and when an inbound call originates, the system can intercept the caller ID and automatically queue up any prospect’s data.

Broadcast Campaigns

Customer prospect lists are provided from clients or specialty providers and are merged together to create a specific broadcast calling script which is recorded and left as a message on home voice mail. A similar mail piece with specific information about the prospect’s financial profile and how we benefit the customer may also be developed to support the broadcast calling. Customers begin by calling any one of our toll free national call center numbers that houses state-of-the-art phone and computer systems which provides us with the ability to capture and track consumer data and produce real-time reports for campaign analysis.

Specialized Technology

We have developed a proprietary program which can strip out certain information from the initial loan application such as disability insurance, auto payments, auto insurance, homeowners insurance, credit card and banking information and offer the customer (member) the opportunity for periodic savings by authorizing us to “shop” for better prices. The database of information gleaned allows us to better target first time customers as repeat customers by establishing their unique “buyers profile” which remains a part of their record. We can then target previous customers with future products and services based on their customer profile preferences and use the Internet as the marketing delivery mechanism.

          Product diversification. We offer diversified loan products - mortgage, home equity, and debt consolidation - in order to satisfy the various lending needs of our customers. We are able to shift resources such as marketing and operations expenses among our products to take advantage of seasonal and cyclical lending opportunities as the mix of business changes in response to interest rate and economic conditions. This product diversification strategy helps reduce the Company’s earnings volatility and provide more stability through a range of economic cycles. When interest rates are low, consumers refinance higher interest rate home loans in order to lower their overall borrowing costs. When interest rates are higher, consumers still have the need to borrow and are concerned about finding the best loan - perhaps a home equity line of credit - to meet their needs for such uses as home improvement or paying for college education.

          Broad Band Product Provider Strategy. Our business model starts with a focus on providing a broad bandwidth of mortgage products. Most mortgage bankers provide only their own loan products whereas CDIT has lending products from over 200 lenders. In this way, the Company believes it can reach more potential customers via its Direct Marketing Group’s resources and maintain them as referrals for new customers. Highly satisfied customers will help drive overall consumer adoption and thus expand our overall share of the lending market. Increased market share will drive economies of scale that should further help lower our costs to originate and close loans.

          Customer Lifetime Value CLTV. Unlike traditional web based financial companies, CDI Corp. uses the Internet primarily as a customer services channel providing electronic access to consumers for a variety of home related financial services. The Company uses its significant experience in direct marketing to first contact the consumer, establish a verbal relationship, close the financing transaction and continue to hold the relationship via the use or the Internet as a communications channel. The Company has positioned itself as an electronic “consultant” to the homeowner as well as “provider” of the products and services they need. This technique allows the Company to build a robust customer “profile” based on the information provided by “browsers” as well as “buyers”. The database of information gleaned from this allows the Company to better target first time customers as repeat customers by establishing their unique “buyers profile” which remains a pant of their record. The Company can then target previous customers with future products and services based on their customer profile preferences and use the Internet as the marketing delivery mechanism. This CLTV objective is the key driver behind the Company’s development of its HomeAdvantage program for customer retention.

     Our executive offices are located at 3901 Meadows Lane, Las Vegas, Nevada 89107 and our telephone number is (702) 259-1700. Our Web site is located at www.cdofamerica.com. Information on the Web site is not a part of this prospectus.

Plan of Distribution

     The shares covered by this prospectus will be offered by the selling stockholders from time to time in open market transactions at prevailing market prices or in private transactions at negotiated prices. We will not receive any of the proceeds from these sales.

The Offering

Common Stock outstanding as of June 30, 2003	48,909,500
Shares offered by the selling stockholders	18,209,897 shares of common stock
Bulletin Board symbol	“CDIT”

     In addition to the 48,909,500 shares outstanding, we have reserved 9,600,000 shares for issuance under outstanding common stock options and 4,600,000 shares for issuance under outstanding warrants.

     The shares offered by the selling stockholders includes 4,600,000 shares issuable upon exercise of warrants held by them.

Description of Selling Stockholders

     Through this prospectus, we are registering the resale of up to 18,209,897 shares of our common stock held by the selling stockholders. None of the selling stockholders are officers, directors or 10% or greater stockholders of our company.

Forward-looking Statements

     This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us which are discussed in the Risk Factors section below as well as throughout this prospectus. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

Summary Financial Data

Statement of Operations Data:

	Fiscal years ended
			Six months ended
	December 31		June 30

	2002	2001	2003	2002
			(unaudited)
Revenue	$6,995,390	$—	$5,706,108	$1,989,046
General and administrative expenses	$7,983,659	$373,733	$5,793,141	$2,499,341
Net loss	$(988,269)	$(373,884)	$(422,091)	$(1,183,320)
Basic and diluted loss per share	$(0.04)	$(0.10)	$(0.01)	$(0.05)

Balance Sheet Data:

	December 31, 2002	June 30, 2003

		(unaudited)
Total assets	$4,819,503	$5,165,355
Total liabilities	$1,602,923	$1,276,716
Shareholders’ equity	$3,216,580	$3,888,639

RISK FACTORS

     The shares of common stock offered by this prospectus involve a high degree of risk and represent a highly speculative investment. You should carefully consider the risks described below before making a decision to buy our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

     If any of the following risks actually occur, our business, financial condition or results of operations could be adversely affected, the trading price of our common stock could decline, and you could lose all or part of your investment. You should also refer to the other information set forth in this prospectus, including our financial statements and the related notes.

We Have a History of Losses, and We May Not Be Able to Achieve or Maintain Profitability.

     We have not achieved profitability and expect to continue to incur operating losses for the foreseeable future. We incurred a net loss of $988,269 for the year ended December 31, 2002. As of June 30, 2003, our accumulated deficit was $2,787,640. Because we expect our operating costs will increase to accommodate expected growth in loan applications, we will need to generate significant revenues to achieve and maintain profitability. Although our revenues have grown in recent quarters, we may not achieve sufficient revenues for profitability. Even if we achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis in the future. If revenues grow more slowly than we anticipate, or if operating expenses exceed our expectations or cannot be adjusted accordingly, our business, results of operations and financial condition will be adversely affected.

We Have a Limited Operating History and Consequently Face Significant Risks and Uncertainties

     We were incorporated in July, 2000 and initiated our call center-based mortgage loan origination operations in September, 2001. As a result of our limited operating history, our recent growth and our reporting responsibilities as a public company, we may need to expand operational, financial and administrative systems and control procedures to enable us to further train and manage our employees and coordinate the efforts of our accounting, finance, marketing, and operations departments.

Our Quarterly Financial Results are Vulnerable to Significant Fluctuations and Seasonality, Which Could Adversely Affect Our Stock Price

     Our revenues and operating results may vary significantly from quarter to quarter due to a number of factors. Certain months or quarters have historically experienced a greater volume of loan applications and funded loans. As a result, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is possible that in some future periods our operating results may be below the expectations of public market analysts and investors. In this event, the price of our common stock may fall.

Interest Rate Fluctuations Could Significantly Reduce Customers’ Incentive to Refinance Existing Mortgage Loans

     A significant percentage of our mortgage customers use our services to refinance existing mortgages and they are motivated to do so primarily when interest rates fall below the rates of their existing mortgages. In the event interest rates significantly increase, consumers’ incentive to refinance will be greatly reduced and the number of loans that we originate could significantly decline.

Uncertainty With Respect to the Time It Takes to Close Mortgage Loans Can Lead to Unpredictable Revenue and Profitability

     The time between the date an application for a mortgage loan is received from a customer and the date the loan closes can be lengthy and unpredictable. The loan application and approval process is often delayed due to factors over which we have little or no control, including the timing of the customer’s decision to commit to an available interest rate, the close of escrow date for purchase loans, the timeliness of appraisals and the adequacy of the customer’s own disclosure documentation. Purchase mortgage loans generally take longer to close than refinance loans as they are tied to the close of the property sale escrow date. This uncertain timetable can have a direct impact on our revenue and profitability for any given period. We may expend substantial funds and management resources supporting the loan completion process and never generate revenue from closed loans. Therefore, our results of operations for a particular period may be adversely affected if the mortgage loans applied for during that period do not close in a timely manner or at all.

We Have Recently Experienced Significant Growth in Our Business, and If We Are Unable to Manage this Growth, Our Business Will Be Adversely Affected

     Over the past two years we have experienced significant growth, which has placed a strain on our resources and will continue to do so in the future. Our failure to manage this growth effectively could adversely affect our business. We may not be successful in managing or expanding our operations or maintaining adequate management, financial and operating systems and controls. Our headcount has grown substantially. At June 30, 2002 and 2003, we had 36 and 350 full-time employees, respectively.

Our Business Will be Adversely Affected if We Are Unable to Safeguard the Security and Privacy of Our Customers’ Financial Data

     We retain on our premises personal financial documents that we receive from prospective borrowers in connection with their loan applications. These documents are highly sensitive and if a third party were to misappropriate our customers’ personal information, customers could possibly bring legal claims against us. We cannot assure you that our privacy policy will be deemed sufficient by our prospective customers or compliant with any federal or state laws governing privacy, which may be adopted in the future.

We Depend on the Timely and Competent Services of Various Companies Involved in the Mortgage Process. If These Companies Fail to Timely and Competently Deliver These Services, Our Business and Reputation Will Be Directly And Adversely Affected.

     We rely on other companies to perform services related to the loan underwriting process, including appraisals, credit reporting and title searches. Any interruptions or delays in the provision of these services may cause delays in the processing and closing of loans for our customers. If we are unsuccessful in managing the timely delivery of these services we will likely experience increased customer dissatisfaction and our business could be adversely affected.

Loss Of Our Relationship With Fannie Mae Or Any Other Significant Provider Of Automated Underwriting Would Have An Adverse Affect On Our Business

     We expect to depend on automated underwriting and other services offered by government sponsored and other mortgage investors, including Fannie Mae and Freddie Mac, to help ensure that our mortgage services can be offered efficiently and on a timely basis. We currently have an agreement with Fannie Mae that authorizes our use of their automated underwriting services and enables us to sell qualified first mortgages to Fannie Mae. We cannot assure you that we will remain in good standing with Fannie Mae or that Fannie Mae will not terminate our relationship. We expect to process a significant portion of our conforming loans using the Fannie Mae system until we are able to obtain automated underwriting services from other providers. Our agreement with Fannie Mae can be terminated by either party. The termination of our agreement with Fannie Mae would adversely impact our business by reducing our ability to streamline the mortgage origination process. Additionally, we may not be able to successfully implement the automated underwriting services of Fannie Mae or other automated underwriting providers in a manner that will lead to substantial processing efficiencies.

The Mortgage Lending Industry Is Intensely Competitive, And If We Fail To Successfully Compete In This Industry, Our Market Share And Business Will Be Adversely Affected

     To compete successfully, we must respond promptly and effectively to the challenges of technological change, evolving standards and our competitors’ innovations by continuing to enhance and expand our services, as well as our sales and marketing channels. Increased competition, particularly call-center mortgage loan origination competition, could result in price reductions, reduced margins or loss of market share, any of which could adversely affect our business. We may not be able to compete successfully in our market environment and our failure to do so could have an adverse effect on our business, results of operations and financial condition.

The Federal Trade Commission’s Recently Adopted Telemarketing Sales Rules May Impact Our Business.

     Under the FTC’s amended Telemarketing Sales Rules, consumers who do not want to receive most telemarketing calls can register their telephone numbers with the National Do Not Call Registry. Consumers can register online or via telephone now. In September, 2003, telemarketers will have access to the registry. They must search the registry at least every three months and drop from their call lists the telephone numbers of consumers who have registered. Beginning October 1, 2003 it will be illegal for most telemarketers to call a number listed on the registry. Violators are subject to a fine up to $11,000 per violation. We have taken action to implement the controls required to comply with the Do Not Call rules when they become effective. After they are effective, we can continue to call consumers with whom we have an existing business relationship, and consumers requesting information from us can be called for three months. Moreover, we believe that the consumers who do not register their telephone numbers will constitute more of a targeted, receptive group for our products and services. However, other new provisions of the Do Not Call rules which prohibit telemarketers from hanging up before four rings or 15 seconds will adversely affect our automatic dialing equipment and impede our per call production. We plan to increase our efforts to get consumers to call us through direct mail campaigns, but we are currently unable to predict whether and to what extent these efforts will offset or ameliorate the effects of the new Do Not Call rules on our business.

If We Fail To Comply With The Numerous Laws And Regulations That Govern Our Industry, Our Business Could Be Adversely Affected

     Our business must comply with extensive and complex rules and regulations of, and licensing and examination by, various federal, state and local government authorities. These rules impose obligations and restrictions on our residential loan brokering and lending activities. In particular, these rules limit the broker fees, interest rates, finance charges and other fees we may assess, require extensive disclosure to our customers, prohibit discrimination and impose on us multiple qualification and licensing obligations. We may not always have been and may not always be in compliance with these requirements. Failure to comply with these requirements may result in, among other things, revocation of required licenses or registrations, loss of approved status, voiding of loan contracts or security interests, rescission of mortgage loans, class action lawsuits, administrative enforcement actions and civil and criminal liability.

Any Acquisition That We Undertake Could Be Difficult To Integrate, Disrupt Our Business, Dilute Stockholder Value And Adversely Affect Our Operating Results

     We may acquire or make investments in complementary businesses, technologies, services or products. These acquisitions and investments could disrupt our ongoing business, distract our management and employees and increase our expenses. We have had discussions with companies regarding our acquiring, or investing in, their businesses, products, services or technologies. If we acquire a company, we could have difficulty in assimilating that company’s personnel, operations, technology and software. In addition, the key personnel of the acquired company may decide not to work for us. We could also have difficulty in integrating the acquired products, services or technologies into our operations and we may incur indebtedness or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be dilutive to our existing stockholders.

The Loss Of Any Of Our Executive Officers Or Key Personnel Would Likely Have An Adverse Effect On Our Business

     Our future success depends to a significant extent on the continued services of our senior management and other key personnel, particularly Michael A. Barron. The loss of the services of Mr. Barron or other key employees, would also likely have an adverse effect on our business, results of operations and financial condition. We do maintain “key person” life insurance for our key personnel.

Our Business Will Be Adversely Affected If We Are Unable To Protect Our Intellectual Property Rights From Third Party Challenges Or If We Are Involved In Litigation

     Trademarks and other proprietary rights are important to our success and our competitive position. Although we seek to protect our trademarks and other proprietary rights through a variety of means, we cannot assure you that the actions we have taken are adequate to protect these rights. We may also license content from third parties in the future and it is possible that we could face infringement actions based upon the content licensed from these third parties.

A large percentage of our stock is owned by relatively few people, including officers and directors.

     As of June 30, 2003, our officers and directors beneficially owned or controlled a total of 13,885,000 shares, or approximately 29% of our outstanding common stock. If you purchase shares covered by this prospectus, you may be subject to certain risks due to the concentrated ownership of our commons stock. For example, these stockholders could, if they were to act together, affect the outcome of stockholder votes which could, among other things, affect elections of directors, delay or prevent a change in control or other transaction that might be beneficial to you as a stockholder.

Future sales of shares of our common stock which are eligible for sale by our stockholders may decrease the price of our common stock.

     We had 48,909,500 shares of common stock outstanding on June 30, 2003. 41,894,692 of these shares (including 13,609,897 of the shares covered by this prospectus) are “restricted securities” under Rule 144 of this Securities Act of 1933. An additional 4,600,000 shares underlying warrants outstanding on the date of this prospectus (all of which are covered by this prospectus) will be restricted securities if and when they are issued. Restricted securities may be sold only if they are registered under the Securities Act or if an exemption from the registration requirements of the Securities Act is available. Generally, stockholders may sell restricted securities without registration after having held them for one year and subject to certain volume limitations. Actual sales, or the prospect of sales by our present stockholders or by future holder of restricted securities under Rule 144, or otherwise, may, in the future, have a depressive effect on the market price of our common stock.

Risk of Low Priced Securities.

     We do not currently satisfy the criteria for quotation of our common stock on the Nasdaq Small Cap Market. Accordingly, trading in our common stock is currently conducted in the over-the-counter market on the NASD’s “Electronic Bulletin Board”. As a result, investors could find it more difficult to dispose of, or to obtain accurate quotations as to the price of, our common stock.

     Our common stock is subject to Rule 15g-9 under Securities Exchange Act of 1934, as amended (the “Exchange Act”), which imposes additional sales practice requirements on broker-dealers which sell such securities to persons other than established customers and “accredited investors” (generally, individuals with net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses). For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale. Consequently, the rule may adversely affect the ability of broker-dealers to sell the Company’s securities and may adversely affect the ability of purchasers to sell any of the securities acquired hereby in the secondary market.

     Commission regulations define a “penny stock” to be any non-Nasdaq equity security that has a market price (as therein defined) of less than $5.00 per share or with an exercise price of less that $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the Commission relating to the penny stock market. Disclosure is also required to be made about commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. The foregoing penny stock restrictions apply to the Company’s common stock as of the date of this prospectus. These restrictions could limit the ability of broker-dealers to sell our securities and thus the ability of purchasers of our securities to resell them in the secondary market.

We do not anticipate paying dividends.

     We have never paid any cash dividends on our common stock since our inception, and we do not anticipate paying cash dividends in the foreseeable future. Any dividends which we may pay in the future will be at the discretion of our Board of Directors and will depend on our future earnings, any applicable regulatory considerations, our financial requirements and other similarly unpredictable factors. For the foreseeable future, we anticipate that earnings, if any, will be retained for the operation and expansion of our business.

You should not rely on forward looking statements because they are inherently uncertain.

     This document contains certain forward-looking statements that involve risks and uncertainties. We use words such as “anticipate,” “believe”, “expect”, “future”, “intend”, “plan”, and similar expressions to identify forward-looking statements. These statements are only predictions. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us and described on the preceding pages and elsewhere in this prospectus.

     We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors listed above, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we described in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, operating results, financial condition and stock price.

SELECTED FINANCIAL DATA

The selected financial data set forth below is qualified by reference to, and should be read in conjunction with, our financial statements and related notes thereto and Management’s Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this prospectus. Financial data for the period ended December 31, 2002 have been derived from our financial statements which were audited by Chavez & Koch, CPA’s, Ltd. The statement of operations data for the six months ended June 30, 2002 and 2003, and the balance sheet data for the six month period ended June 30, 2003 have been derived from our unaudited financial statements which, in the opinion of our management, reflect all adjustments, which are of a normal recurring nature, necessary to present such information fairly.

Statement of Operations Data:

	Fiscal years ended
			Six months ended
	December 31,		June 30, 2003

	2002	2001	2003	2002
			(unaudited)
Revenue	$6,995,390	$—	$5,706,108	$1,989,046
General and administrative expenses	$7,983,659	$373,733	$5,793,141	$2,499,341
Net loss	$(988,269)	$(373,884)	$(422,091)	$(1,183,320)
Basic and diluted loss per share	$(0.04)	$(0.10)	$(0.01)	$(0.05)

Balance Sheet Data:

	December 31, 2002	June 30, 2003

		(unaudited)
Total assets	$4,819,503	$5,165,355
Total liabilities	$1,602,923	$1,276,716
Shareholders’ equity	$3,216,580	$3,888,639

MANAGEMENT’S DISCUSSION AND ANALYSIS

     The following information contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward- looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. This discussion should be read in conjunction with our audited financial statements and footnotes included elsewhere in this prospectus.

OVERVIEW

     We are a direct-to-consumer mortgage broker whose revenues are derived primarily from the origination commissions earned on the closing of mortgage and home equity loans that it sells. We also earn income from third parties who hire our Direct Marketing Group to sell products for them. During the second quarter of 2003, we completed an internally funded expansion program in order to increase the capacity of our direct to consumer marketing capacity. We doubled the size of our call center facility to 13,000 sq. ft. from 6,800 sq. ft. and upgraded our I3 telephony software to provide for extended capacity. The total costs to do this were in excess of $1 million dollars which we invested during the second half of 2002 and the first quarter of 2003.

     During the second quarter of 2003, we improved in virtually all operating categories. Net income was once again positive as we completed the transition of our loan officers from a 100% commission program to a split based schedule. Branch offices were consolidated from eleven to six and overhead costs were reduced. Loan volume production increased and the number of real estate transactions closed by our real estate division increased over the same period last year. Management installed the “LoanMaker” System which is its name for the “hot Lead Transfer” system we employ to generate leads for our loan officers. This added to the overall productivity of each loan officer and thus contributed additional margin to our company. We continued our strategy to generate a higher percentage of our loan production from purchase based transactions and continue to reduce our dependence on the volatile refinance market. We expect to have a blended mix of purchase to refinance business of 60% -40% by the end of the third quarter. The current mix is 50% -50%.

     Within our Direct Marketing Group, we continue to be a leader in the direct sales of business to business telephone sales. Our volume of product sales for our clients has increased and the campaigns we operate from our marketing center have created overall profitability within the Group. As we continue to add mortgage branches by acquisition, the marketing center will increase its operations related to “hot loan leads” and expand the physical plant to accommodate the planned expansion. All operating units within the Company are profitable.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2002 AS COMPARED TO YEAR ENDED DECEMBER 31, 2001

REVENUES

     Revenues for the year ended December 31, 2002 increased $6,995,000 from $0.0 million for the twelve months ended December 31, 2001 to $6,995,000 for the twelve months ended December 31, 2002. This increase resulted primarily from the growth in the number of mortgage and home equity loans closed, as well as the fee revenue generated by contract services in the call center.

OPERATING EXPENSES

Total Operating Expenses. Total operating expenses increased to $9.3 million for the twelve months ended December 31, 2002 from $373,000 for the twelve months ended December 31, 2001. The increase is primarily due to the acquisition of Lending Services in June 2002.

Other Income/Expense. Other Income/Expense increased $124,916 due to the interest costs associated with certain debt financing offered during 2002. This debt financing has been converted into common stock and reduced to $286,718. The Company plans to retire these obligations during 2003.

General and Administrative. General and administrative expenses increased to $8,455,000 for the twelve months ended December 31, 2002 from $373,000 for the twelve months ended December 31, 2001.

Depreciation. Depreciation expense increased from $151 in 2001 to $587,157 in 2002. The primary increase was the addition of the call center hardware and systems software.

Income/Loss per Share. The loss per share reduced from $0.10 per share in 2001 to $ 0.04 per share in 2002. The main reason for the reduction in losses was the increase in margin in the mortgage division.

SIX MONTHS ENDED JUNE 30, 2003 AS COMPARED TO SIX MONTHS ENDED JUNE 30, 2002

REVENUES

     Revenues for the quarter ended June 30, 2003 increased to $2.95 million from $1.29 million for the quarter ended June 30, 2002. This represents a 234% increase in revenue over the same period one year before. This increase resulted primarily from the growth in the fee revenue generated per closed loan due to our LoanMaker (TM) “hot lead” transfer system and the expansion of our Irvine, California office and the addition of new employees. Revenue from our Direct Marketing Group decreased slightly during the period from $399,000 to $300,000; however profitability for this group was maintained.

OPERATING EXPENSES

     Total operating expenses increased to $2.83 million for the quarter ended June 30, 2003 from $1.85 million for quarter ended June 30, 2002. The increase is primarily due to increased commissions associated with the pay out of commissions to our loan officers from an increase in volume of funded loans over the quarter of a year ago.

Depreciation. Depreciation expense increased from $133,000 in 2002 to $155,000 in 2003. The primary increase was the addition of the call center hardware and systems software.

Operating Income. We posted a net ordinary income profit of $165,000 dollars for the period ending June 30, 2003. This represented an increase in profitability over the same period in 2002 of $743,000 dollars. The increase represents a 450% improvement in earnings over the 2002 period. This is due to the internal structural changes made by management including creating greater margins in the loan commission program from our loan officers and increased margins in our Direct Marketing segment.

Income per Share. The basic diluted net income per share rose over 400% to 0.003 per share as the Company returned to profitability in the period.

LIQUIDITY AND CAPITAL RESOURCES

     The Company’s sources of cash flow include cash commissions from the brokerage of mortgages, borrowings under institutional credit facilities, marketing fees, and interest income. The Company’s uses of cash include operating expenses, payment of interest, and capital expenditures primarily comprised of facility expansion, furniture, fixtures, computer equipment, software and leasehold improvements.

     Net cash used in operating activities was $845,491 for the three months ended June 30, 2003. Net cash used in operating activities during the three months ended June 30, 2002, was ($244,747). We posted net cash at the end of the period of $316,802, an increase of $267,884 over the same period in 2002. This represents a 547% increase over the prior period.

     The Company believes that its existing cash and cash equivalents as of June 30, 2003 will be sufficient to fund its operating activities, capital expenditures and other obligations for the next twelve months. However, if during that period or thereafter the Company is not successful in generating sufficient cash flow from operations, or in raising additional funds when required in sufficient amounts and on terms acceptable to we, it could have a material adverse effect on the Company’s business, results of operations and financial condition. If additional funds are raised through the issuance of equity securities, the percentage ownership of its then-current stockholders would be reduced.

MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

     Our common stock has been traded in the over-the-counter market on the OTC Bulletin Board under the symbol “CDIT” since approximately April 2002.

     The following table shows the quarterly high and low bid prices of our common stock for the periods indicated as reported by the OTC Bulletin Board. Such prices are inter-dealer quotations without retail mark-ups, mark-downs or commissions and may not represent actual transactions.

Fiscal 2002:	High	Low

Second Quarter	$0.75	$0.18
Third Quarter	$0.60	$0.20
Fourth Quarter	$0.45	$0.05

Fiscal 2003:	High	Low

First Quarter	$0.48	$0.11
Second Quarter	$0.45	$0.22

     As of June 30, 2003, there were approximately 484 stockholders of record of our common stock. On August 15, 2003, the closing bid price for our common stock was $.25.

     We have never declared or paid any cash dividends on our common stock, and we anticipate that, for the foreseeable future, no cash dividends will be paid on our common stock. Payments of future cash dividends will be determined by our Board of Directors based upon conditions then existing, including our financial condition, capital requirements, cash flow, profitability, business outlook and other factors. In addition, our future credit arrangements may restrict the payment of dividends.

BUSINESS

Overview

     Consumer Direct of America, formerly known as Blue Star Coffee, Inc., is a Nevada corporation formed in July, 2000 to sell specialty coffee beans, brewed coffee and espresso-based beverages through company-owned and franchised retail locations. In February 2002, Blue Star, which was then in the development stage, acquired all of the outstanding stock of Consumer Capital Holdings, Inc. and Consumer Capital Holdings became a wholly owned subsidiary of Blue Star. After its acquisition of Consumer Capital Holdings, Blue Star changed its name to Consumer Direct of America. Consumer Capital Holdings is a Nevada corporation formed in May, 2001 to provide loans to consumers, offering borrowers a variety of purchase and refinance mortgage loans (“mortgage loans”) and home equity loans and home equity lines of credit (“home equity loans”) to meet their financial needs. Our two Marketing Centers in Nevada and Colorado directly solicit potential customers utilizing CDIT’s extensive technology infrastructure which the Company believes give it a distinct advantage over other mortgage companies.

We own and operate business units in two Groups:

➢	Financial Services Marketing Group

➢	Direct Marketing Group

The Financial Services Marketing Group (FSMG) employs over 230 residential mortgage and Real Estate Brokerage professionals and had closed loan volume of $330 million for the year ending 2002. The Group closed in excess of 2,800 mortgage loans and over $50 million in residential real estate sales during 2002. This Division of the Company contains three operating units, Consumer Direct Lending, Consumer Direct Realty and Consumer Direct Insurance Services. Each operating company has its own President and is individually licensed by state and federal regulatory agencies.

Consumer Direct Lending (CDL) is the direct lending arm of the Company. Telesales agents conduct outbound calls using the Company’s sophisticated technology backbone to solicit mortgage financing opportunities. The “hot leads” are then transferred electronically to the various CDL branches where trained loan officers are waiting to close the loan leads. The operating history of the platform shows that CDL closes one loan for every ten “hot leads” delivered. The Company believes it has the ability to originate 1,500 “hot leads” per day per 100 telemarketing seats active. This would translate into a closed loan production of 150 loans per day or approximately 3,000 closed loans per month at current capacity. CDL operates five branches in Nevada, Colorado, Utah and California. CDL branches are owned by the company and loan officers employed there split their commissions with the Company on a 70/30% basis on average. New loan officers are trained as lead generators on the telesales platform before being assigned to a senior “mentor” in a CDL office. New loan officers receive a 50/50 split.

Consumer Direct Realty

Consumer Direct Realty is a licensed Nevada real estate broker with its main offices in Las Vegas. The company has thirty-two (32) licensed agents and specializes in the entry market of Clark County, NV. CDR plans to open three additional branches in 2003 and has a Controlled Business Arrangement with its sister company, Consumer Direct Lending, for loan referrals.

Consumer Direct Insurance Services

Consumer Direct Insurance Services markets various insurance programs to both company controlled clients and to outside customers. Products sold include life, homeowners, auto, disability and derivative products which are made available to CDA customers. Clients are maintained via continual customer service support from our Direct Marketing Group.

Direct Marketing Group

               Our Direct Marketing Group sells a variety of products and services including:

•	Direct product Marketing

•	Outbound Customer Acquisition

•	Membership Subscription

•	Customer Care

•	Mortgage Lead Generation

Company clients can choose which marketing campaigns best suit their objectives.

Outbound Campaigns

Customers or CDIT provide the contact lists and are then “scrubbed” for the do not call list names and then programmed into the operations profile. Scripts are programmed into the system and personnel are assigned for each campaign. The predictive dialer employed by the company for outbound campaigns carefully monitors each session on the system and begins to queue up a prospective customer while the salesman is in the closing phase of the sale. This helps insure a minimum of downtime between calls. Calls are constantly monitored and all conversations are digitally recorded and archived. Employees who demonstrate unethical practices are dismissed on the spot at the first infraction. Campaigns are managed by a supervisor and report daily operations to the General Manager of the Center. All transaction activity is electronically monitored and various production reports are available to management.

Inbound Campaigns

Inbound campaigns function in a similar manner operationally as the Outbound campaigns except that the telemarketer is simply receiving inbound calling instead of making outbound calls. Inbound traffic is created by the customer’s own marketing activity which the Company may also be managing as an additional campaign. A predictive dialer is not needed for Inbound; however, potential prospects are pre-loaded into the database and when an inbound call originates, the system can intercept the caller ID and automatically queue up any prospect’s data.

Broadcast Campaigns

Customer prospect lists are provided from clients or specialty providers and are merged together to create a specific broadcast calling script which is recorded and left as a message on home voice mail. A similar mail piece with specific information about the prospect’s financial profile and how we benefit the customer may also be developed to support the broadcast calling. Customers begin by calling any one of our toll free national call center numbers that houses state-of-the-art phone and computer systems which provides us with the ability to capture and track consumer data and produce real-time reports for campaign analysis.

Specialized Technology

We have developed a proprietary program which can strip out certain information from the initial loan application such as disability insurance, auto payments, auto insurance, homeowners insurance, credit card and banking information and offer the customer (member) the opportunity for periodic savings by authorizing us to “shop” for better prices. The database of information gleaned allows us to better target first time customers as repeat customers by establishing their unique “buyers profile” which remains a part of their record. We can then target previous customers with future products and services based on their customer profile preferences and use the Internet as the marketing delivery mechanism.

          Product diversification . We offer diversified loan products - mortgage, home equity, and debt consolidation - in order to satisfy the various lending needs of our customers. We are able to shift resources such as marketing and operations expenses among our products to take advantage of seasonal and cyclical lending opportunities as the mix of business changes in response to interest rate and economic conditions. This product diversification strategy helps reduce the Company’s earnings volatility and provide more stability through a range of economic cycles. When interest rates are low, consumers refinance higher interest rate home loans in order to lower their overall borrowing costs. When interest rates are higher, consumers still have the need to borrow and are concerned about finding the best loan - perhaps a home equity line of credit - to meet their needs for such uses as home improvement or paying for college education.

          Broad Band Product Provider Strategy . Our business model starts with a focus on providing a broad bandwidth of mortgage products. Most mortgage bankers provide only their own loan products whereas CDIT has lending products from over 200 lenders. In this way, the Company believes it can reach more potential customers via its Direct Marketing Group’s resources and maintain them as referrals for new customers. Highly satisfied customers will help drive overall consumer adoption and thus expand our overall share of the lending market. Increased market share will drive economies of scale that should further help lower our costs to originate and close loans.

          Customer Lifetime Value CLTV. Unlike traditional web based financial companies, CDI Corp. uses the Internet primarily as a customer services channel providing electronic access to consumers for a variety of home related financial services. The Company uses its significant experience in direct marketing to first contact the consumer, establish a verbal relationship, close the financing transaction and continue to hold the relationship via the use or the Internet as a communications channel. The Company has positioned itself as an electronic “consultant” to the homeowner as well as “provider” of the products and services they need. This technique allows the Company to build a robust customer “profile” based on the information provided by “browsers” as well as “buyers”. The database of information gleaned from this allows the Company to better target first time customers as repeat customers by establishing their unique “buyers profile” which remains a pant of their record. The Company can then target previous customers with future products and services based on their customer profile preferences and use the Internet as the marketing delivery mechanism. This CLTV objective is the key driver behind the Company’s development of its HomeAdvantage program for customer retention.

Industry Background

According to the Mortgage Bankers Association 67.1 million, or 65.7% of the 102 million U.S. households, own their home. Many more desire to be homeowners. The homeownership rates expected to rise above 70% within the next several years. According to be National Association of Realtors, sales of existing homes reached a record 5.31 million in 2002, while be Department of Commerce says new home sales in 2001 of over 800,000 was the third best year ever. According to Chicago Title and Trust Co., the average U.S. home is sold to a new owner every 11.9 years. Turnover rates vary across the nation, with New York having the lowest rate at 18.7 years and Arizona having the highest turnover rate at 6.4 years. With the working age population increasing about 1% per year, the percentage of home ownership is on the rise. Barring a severe economic downturn, home transactions should steadily increase throughout the next decade.

There is an array of services connected with the sale and purchase of a home inducing inspections, warranties, furniture and fixtures, landscaping, mortgage financing, escrow, title search, title as well as flood, earthquake, wind and general homeowners insurance, moving and storage, temporary housing, and relocation assistance. These annual sales, financing and related services activities generate revenues exceeding $50 billion. The primary functional sectors are sales, financing and settlement services.

Sales

When addressing significant, complex financial decisions, such as personal financial, investment, tax and estate planning issues, most consumers turn to a trained and trusted expert for advice and guidance. The Company believes that this is and will remain no less true for homeownership decisions and that personal service and a human interface will remain important to real estate consumers. No matter how paperless and swift the process of homeownership becomes, there will remain a need for qualified professionals to explain and facilitate the transaction.

Financing.

The combination of new home sales, turnover of existing housing and the refinancing of existing residential loans require a large annual flow of funds. According to the Mortgage Bankers Association, in the last ten years, new mortgage loans in the United States have ranged from $700 billion to $1.1 trillion annually, with loans for home purchases averaging in the $4-500 billion range annually. During the same period, the average annual volume of refinancing loans has been similar, but with significantly greater volatility, as refinancing varied from a low of $90 billion in 1994 to a high of $870 billion in 2002, as interest rates rose and fell, respectively. The deductibility of home mortgage interest from taxable income encourages owners to leverage home purchases with high loan-to value financing. According to Fannie Mae, residential loan origination’s topped $875 billion in 1999, of which $550 billion was purchase money loans.

Some mortgage financing is provided directly to buyers by retail lenders, many of which also function as wholesale lenders funding loans originated by independent mortgage brokers, who typically represent a number of wholesale lenders. According to the National Association of Mortgage Brokers, mortgage brokers and retail lender agents each originate approximately half the annual volume of new mortgage loans. Historically, in addition to the costs of other transaction related services, loan origination fees average one to two percent of the loan amount.

Mortgage lenders generally fall into two categories: depository institutions, such as banks and savings and loans, and independent mortgage bankers. Mortgage bankers provide a large share of residential mortgage funds, primarily through mortgage warehouse lines of credit, provided by financial institutions and investment banks. Mortgage bankers use these funds to provide loans to borrowers through their own retail loan officers and/or by wholesaling through independent mortgage brokers. After funding a loan, the mortgage banks typically sell the loan in the secondary market and reduce their line of credit balance. Depending on their objectives, they may retain the servicing rights and service those loans or sell the servicing rights to others.

Over the past several decades, the supply of mortgage funds has moved from deposit based local sources to investment-based national sources. Many local and regional banks and savings and loans have transitioned from “portfolio lenders” to securities lenders,” selling a high percentage of their residential loans in the secondary market to Fannie Mae, Freddie Mac Ginnie Mae and others, who then securitize and sell loan portfolios to pension plans, insurance companies and Investors in national fund markets.

Settlement Services

In addition to sales and financing services, completion of a real estate transaction typically requires a number of additional services prior to the closing of the sale known as “settlement services.” Historically these services, which include credit appraisal, title, escrow, inspection, engineering, warranty and insurance services are provided by independent specialists, most of whom are small local businesses. Until recently, there has been limited ability for settlement service firms to communicate and document their services other than through traditional, costly paper-intensive processes. Because each real estate transaction involves many service providers, the flies of each include the cost of duplicate marketing to the same customer. These inefficiencies create an opportunity for an organization that can bundle and deliver these services electronically at lower cost from a central point-of-sate.

Market opportunity

The consumer debt market is substantial and highly fragmented among many lenders. The evolution of Internet mortgage companies has done little to migrate the mortgage borrower to an electronic “do-it-yourself” environment. The overwhelming number of borrowers still pick up a phone to begin their loan process. We believe with our technological infrastructure which allows us to reach between 50,000 to 75,000 potential borrowers per hour, that the Company has a distinct advantage to win the opportunity for that first phone call from the borrower.

          Consumer Debt Market. According to industry sources, the 2002 U.S. consumer debt market for our focus products totaled approximately $3.9 trillion in originations, which is comprised of approximately $2.5 trillion in mortgage loans (approximately $1.5 trillion of which were refinance transactions), approximately $654.0 billion in home equity and non- prime mortgage loans. The average mortgage market totaled a significant $1.8 trillion in annual loan originations over the past four years (1999-2002), and 2002 was a record year for mortgage refinance loan activity.

Loan products are ideally suited to fulfillment via a direct marketing telephony delivery. These products are often complex, requiring extensive consumer research to find the right product and provider, and they do not require the consumer, provider and product to be in physical proximity. Loans - as opposed to other products marketed online, such as computers — have the potential to evolve into a completely electronic product. As loan products become more complex, consumers can not possibly understand the full effect of the variables involved in selecting a loan. As most lenders disguise their fee structure with terms such as “points” and “rebate”, it is difficult for the lay consumer to determine what they are paying for a loan. The opportunity to put a human voice in relationship with the borrower at a low cost is a perfect application for a direct marketing contact center technology.

PRODUCTS AND SERVICES

The CONSUMER DIRECT OF AMERICA INC. Solution

     Despite increasing acceptance of electronic commerce in the real estate industry, we believe that personal service and a human interface will remain important to financial services products for consumers. When facing large, complex personal financial decisions such as home purchases, most consumers prefer to turn to a trusted expert for advice and guidance. No matter how paperless and swift the process of homeownership becomes, there will remain a need for qualified professionals to explain and facilitate the transaction.

     We believe that consumers need the assurance of another professionally trained human being in order to have comfort in making commitments to enter into complex home financing transactions. Throughout the “dot com” blitz of the past, consumers still preferred to pick up the phone rather than boot up their PC when it came to securing mortgage debt at a ratio of more than 10 to 1. The process of Internet mortgage research did not provide enough comfort to consumers to make them change their habits of “talking” verses “browsing” for answers.

     We assert that our educated tele-salesman on our call center platform is necessary to commit a borrower to the transaction; and then we can direct the new customer to our field loan officers or our platform sales teams to follow-up and close. A combination of “high tech – high touch” brings the borrower into our financial services engine.

     Our websites function differently than most “dot com” mortgage sites. They are designed to offer prospective borrowers easy access to rate quotes, information about loan fulfillment and a variety of interactive tools and services to help them understand their options and make the best choices for their personal situations. Once comfortable, the customer can activate a phone call directly into one of our Consumer Direct Lending Loan Centers and our expert counselors can begin the loan process. Upon authorization by the customer, his/her loan profile is transferred to seasoned loan officer while the customer is on the phone.

Innovations

We continuously look for ways to break down barriers and eliminate redundant steps to make the loan process significantly faster, easier and far less expensive for both consumers and ourselves. Where technology and automation make sense, we use it. Some of the important innovations that we have introduced to date are:

          Increased Technical Enhancements to the Mortgage Process. We intend to further streamline and automate our processes in order to eliminate the inefficiencies and unnecessary steps that separate the origination and underwriting processes from the capital markets. By continually incorporating and upgrading automated underwriting techniques and technologies, we believe we will efficiently match borrowers with the loan best tailored to their needs, resulting in faster approval, lower pricing and reduced documentation. We currently employ a sophisticated proprietary lead generation system which integrates into our loan origination product matrix. The system is unique in that it eliminates the need for a product rate sheet. Each day our underwriting department loads in the product information from our 200 lenders and this information is stored in our system. When Loan Officers are reviewing the financial profile with a borrower, the system will automatically select the appropriate loan product for that borrower based on his/her unique financial profile. This greatly reduces the training aspect needed for loan officers to become effective with CDIT and frees up time for more marketing and sales activity.

MORTGAGE LOAN OPERATIONS

Marketing Platform

CDIT has developed its own proprietary Lead Transfer System (LTS). Although other companies boast of having similar systems, CDIT’s system stands out as among the most unique and highly effective.

The LTS assists the telemarketer in screening leads, in effect becoming the telemarketer’s partner. The telemarketer simply fills out a short but concise mini profile of the client. Information established from this profile along with the LTS then determines whether this call is a potential client. The client is immediately transferred to a seasoned loan officer who establishes the client relationship and places the client in an appropriate loan program. The advantage of the LTS system is that it saves time and therefore increases productivity. The beauty of this system is that it can be utilized from abroad via the Internet.

Loan Originations utilizing CDIT’s proprietary
Lead Transfer System (LTS)

Fig. 1
CDIT’s Lead Transfer System has proven to increase loan originations established by telemarketing leads by 250%. The Graph compares the number of leads that actually turn into loan originations based on 1,000 calls.

At the appropriate time, approved customers are invited to request an interest rate lock for their selected loan. An interest rate lock is an agreement between the borrower and the lender, specifying a number of days for which a loan’s interest rate and points will be guaranteed by the lender. Lock requests can be made by phone or online.

As loan documentation is received, data provided by the customer at the time of initial origination is validated. Where needed, appraisals and title documents are ordered and reviewed by the loan consultant, who is supported by a loan processing team.

Final loan approval is secured once all critical data elements have been validated and have been confirmed to satisfy the guidelines of the lending program sought by the borrower. If a borrower’s loan does not satisfy loan program guidelines, the designated loan consultant will research additional loan programs for the customer. If a product cannot be secured for the customer, the customer will receive a letter stating the reasons that a loan could not be obtained.

After loans have been approved and all relevant conditions have been met, we prepare loan documents to be signed by the borrower. The assigned loan consultant will work with the borrower to schedule the closing of the loan and obtain the necessary signatures for funding. Often a mobile notary service is used to provide an added level of convenience for the borrower. Once the borrower has signed all documentation, the loan file is reviewed to identify any missing requirements. If complete, the loan is then funded and recorded as closed.

A quality control review of funded loans is performed prior to forwarding the loan documentation to the final mortgage loan purchaser or its designated custodian. An accounting audit is also performed to reconcile settlement information provided by escrow/attorney settlement agents with our internal information. Loan documentation relating to closed loans is then shipped to the mortgage loan purchaser or its designated custodian, and documentation is maintained to satisfy regulatory and company record retention requirements.

We also solicit customer feedback regarding the loan process to measure overall customer loyalty and to utilize in developing future product and service enhancements.

Operating Margin

Due to the value to individual loan officers of the CDIT system, the Company is able to impose a commission split favorable to the Company of at least 70/30% for seasoned loan officers and for new hires – 50/50%. With CDIT’s expanded Product Offering, Lead Generation Technology, and Active Product Matrix to select loan product, CDIT can retain margins even in the most competitive markets. We believe the Company is unique among mortgage brokers in that CDIT possesses greater technology, a stronger marketing engine via its telesales platforms and more efficient processing via its integrated product selection system. For these reasons, the Company believes it will be successful at acquiring independent mortgage companies across the U.S. and can convert them to the CDIT profitable margin format.

Loan Products. Our broad and competitive product offerings include conforming and jumbo fixed rate mortgages, adjustable rate mortgages, alternate “A” and non-prime mortgage loans, concurrent second mortgages, and home equity loans and lines of credit.

The following table summarizes the mix of our mortgage and home equity closed loan volume by product type along with their median credit score and loan to value (“LTV”) ratios for the year ended December 31, 2002:

Conforming Fixed Rate Loans. These mortgage loans conform to the underwriting standards established by Federal National Mortgage Association (“Fannie Mae”) or the Federal Home Loan Mortgage Corporation (“Freddie Mac”). This product is limited to high-quality borrowers with good credit records and involves adequate down payments or mortgage insurance.

Jumbo Fixed Rate Loans. Jumbo loans are considered non-conforming mortgage loans because they have a principal loan amount in excess of the loan limits set by Fannie Mae and Freddie Mac (currently $322,700 for single-family, one-to-four-unit mortgage loans in the continental United States).

Adjustable Rate Mortgages (ARM). The ARM’s defining feature is a variable interest rate that fluctuates over the life of the loan, usually 30 years. Interest rate fluctuations are based on an index that is related to Treasury bill rates, regional or national average cost of funds, or another widely published rate, such as the London InterBank Offered Rate (“LIBOR”). The period between the rate changes is called an adjustment period and may change every six months or one year. The majority the ARMs we originate include an initial fixed rate period of three to ten years, otherwise known as hybrid ARMs. The ARMs we originate include rate and payment caps, which limit the interest rate increase and payment amount for each adjustment period.

Alternate “A” and Non-Prime Mortgage Loans. From a credit risk standpoint, alternate “A” loan borrowers present a risk profile comparable to that of conforming loan borrowers, but entail special underwriting considerations, such as a higher loan to value ratio or limited income verification. The non-prime mortgage loan focuses on customers whose borrowing needs are not served by traditional financial institutions. Borrowers of non- prime mortgage loans may have impaired or limited credit profiles, high levels of debt service to income, or other factors that disqualify them for conforming loans. The risk of originating mortgage loans to borrowers with higher credit risk is generally offset with higher interest rates than would be charged for a conventional loan. Offering this category of mortgage loans on a limited basis allows us to provide loan products to borrowers with a variety of differing credit profiles.

Concurrent Second Mortgage Loans. These loans take place concurrent to a first mortgage loan origination and are secured by a second lien on the related property.

Home Equity Loans and Lines of Credit. These loans are usually secured by second liens on the related property. Our home equity line of credit products bear an adjustable interest rate and generally provide for a 5, 10 or 15-year draw period where the borrower withdraws needed cash and pays interest only, followed by a balloon payment of the outstanding balance of principal and interest. Our closed-end home equity loans are fixed rate loans that typically amortize over 15 to 30 years with a balloon payment due after 10 or 15 years.

Approved Lenders

Below is a list of the primary lenders which CDI’s mortgage companies were approved with as of 12/31/02. Approval indicates that CDIT’s mortgage companies may sell the lender’s loan products as an agent for the lender and receive a commission for that service.

Countrywide	Washington Mutual	Option One	Philadelphia Freedom
Universal Mortgage	Mountainview Mortgage	Capitol Commerce	First Horizon
Commonwealth	Greenpoint	Mylor	Accredited Home Loan
Mercury Mortgage	First Banc	First Franklin	Ameriquest
First Magnus	New Century	First Mortgage	Met West Mortgage
Decision One	BNC Mortgage	Finance America	First Bank of Arizona
NovaStar Mortgage	Wells Fargo	American Pioneer	Fremont
Stonecreek	Popular Finance	Cresleigh	International Home Capital

Loan Underwriting. Our guidelines for underwriting conventional conforming loans comply with the underwriting criteria employed by Fannie Mae and/or Freddie Mac. Our underwriting guidelines and property standards for all other non-conforming loans are based on either general or investor specific guidelines that we establish to satisfy the criteria of the ultimate purchasers of the loans. We consider the following general underwriting criteria in determining whether to approve a loan application:

•	Employment and income

•	Credit history

•	Property value and characteristics

•	Available assets

Automated Underwriting. Automated underwriting (AU) contributes significantly to our goal of increasing the efficiency of multi-source lending by providing customers with faster, more cost-efficient credit reviews and decisions. In addition, we believe customers also value the less onerous and time-consuming nature of AU relative to more traditional underwriting processes. We are also approved as an originator under Fannie Mae’s Desktop Originator and Desktop Underwriter system (DU), and Freddie Mac’s Loan Prospector system (LP). These systems help automate the lending process for all conforming loans.

TECHNOLOGY

Our technology systems use a combination of our own proprietary technologies and commercially available licensed technologies from industry leading providers, including Compaq, Cisco Systems and Dynatek. These systems provide availability 24 hours a day, seven days a week, and have capacity for peak activity levels without requiring additional hardware or support.

          Telecommunications Switch The Company utilizes a state of the art telecommunications phone switch and predictive dialer configuration provided by Interactive Intelligence (I3) and Cisco Systems. The network has the current capacity to make up to 75,000 outbound phone calls per hour. Additional capacity can be added by increasing the phone line capacity and by adding additional call switching equipment. The network employs a telephony over IP fully digital system such that all voice, data and applications are capable of being switched to any other node in the network without any degradation in content or quality of information. In this way, the system has the capacity to make any digital phone a terminal which can receive full access to the Company’s products and services such as hot leads and loan data.

          Network Architecture The Company employs a network configuration for an on-line environment based on a series of Compaq Proliant servers with a current capacity on-line of 10 terabytes. The system has redundant backup on all critical components and has an offsite disaster recovery plan with a third party provider.

Business Development

The following are key areas of focus to further develop our business:

          Acquisition of Regional Mortgage Brokerage Companies As our lead generation system has much more capacity than is currently in use, the Company can increase its volume of funded loans by increasing the number if Loan Officers employed by the company who are available to receive “hot leads”. In this way, the Company believes that it has a distinct marketing advantage to independent Loan Officers such that an individual’s monthly production can increase with very little incremental work. The Company has tested this value equation on several mortgage companies who close $30 to $50 million per year and has been successful in convincing them to be acquired by CDIT. The Company plans to continue this process until it has twenty (20) regional hubs acquired across the U.S. by year end 2003 with newly acquired loan volume of $500 million to $1 billion.

Marketing

     Our marketing strategy is to build brand recognition and customer loyalty. We rely on several methods to promote our brand. By providing comprehensive service, we promote referrals from satisfied customers. Each of our customers has online access to his or her own “file folder” and will receive valuable bonus points as a member of our program which we believe will provide a “stickiness” factor to our direct marketing programs and create additional opportunities for follow-up sales.

     In addition to our direct marketing campaigns initiated through our call centers, we use conventional customer reach programs such as direct mail to advertise our products and services. We also engage in a number of marketing activities at trade shows and other events in the real estate industry in order to encourage realtors to refer homebuyers to us. We will also selectively pursue strategic alliances and business partnerships in order to leverage our direct-to-market advantage, increase our online visibility and accelerate distribution of our products and services.

Competition

     The mortgage market is intensely competitive and rapidly evolving, and competition is expected to intensify even more in the future. We compete mainly on the selection of mortgage products we offer and on customer service. Barriers to entry are minimal, and competition is likely to increase significantly as new companies enter the market and current competitors expand their services. Further, there can be no assurance that our competitors and potential competitors will not develop services and products that are equal or superior to those of Consumer Direct of America or that achieve greater market acceptance than our products and services. We currently compete with traditional mortgage companies and Internet companies offering mortgage and real estate related services, including, but not limited to:

•	Various online mortgage brokers, including E-LOAN, Inc. and Lendingtree.com;

•	mortgage banking companies, commercial banks, savings associations, credit unions and other financial institutions which originate mortgage loans;

•	Real estate agents; and

•	Mortgage brokers.

     Many of our mortgage banking and mortgage brokerage competitors have competitive advantages including the following:

•	Longer operating histories;

•	Greater name recognition and more extensive customer bases; and

•	Substantially greater financial, marketing, technical and other resources.

     As previously stated, our business depends primarily on providing direct person to person mortgage services to a diversified client base consisting of consumers. To remain competitive, we must increase the volume of mortgage loan transactions that we effect and maintain sustainable margins on such mortgage transactions.

     Also, we will need to maintain strategic relationships with a critical mass of lenders and mortgage brokers to fulfill consumer demand. This will take significant time and resources, and will require that we provide our lending and brokerage partners with compelling reasons to partner with us, as many of these partners are also current or potential competitors of ours.

     Finally, we will need to continue developing our technology to facilitate transactions for both consumers and lenders, as well as to permit lenders and any strategic partners to integrate their services easily and seamlessly with those of Consumer Direct of America.

Intellectual Property

     Trademarks and other proprietary rights are important to our success and our competitive position. We currently have a number of trademarks and copyrights; however, we do not hold any patents. Although we seek to protect our trademarks and other proprietary rights through a variety of means, we may not have taken adequate steps to protect these rights. We may also license content from third parties in the future and it is possible that it could be subjected to infringement actions based upon the content licensed from these third parties. Any claims brought against us, regardless of their merit, could result in costly litigation and the diversion of our financial resources and technical and management personnel. Further, if any claims are proved valid, through litigation or otherwise, we may be required to change our trademarks and pay financial damages, which could adversely affect our business.

     We typically enter into confidentiality agreements with our employees and consultants and generally control access to and distribution of our technologies, documentation and other proprietary information. Despite our efforts to protect our proprietary rights from unauthorized use or disclosure, parties may attempt to disclose, obtain or use our rights. The steps we have taken may not prevent misappropriation of our proprietary rights, particularly in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States.

Licensing and Regulation of Mortgage Loan Business

     We are licensed as a mortgage broker, or are otherwise authorized to originate mortgage loans in Nevada, California, Colorado, Utah and ten other states. Our mortgage brokerage operations are subject to extensive regulation by federal and state authorities. The United States Department of Housing and Urban Development (“HUD”) regulates certain aspects of the mortgage lending business. The Real Estate Settlement Procedures Act of 1974 (“RESPA”), a Federal statute, requires that certain disclosures, such as a Truth-in-Lending Statement, be made to borrowers and that certain information, such as the HUD Settlement Costs booklet, be provided to borrowers. The Fair Housing Act prohibits among other practices, discrimination, unfair and deceptive trade practices, and requires disclosure of certain basic information to mortgagors concerning illicit terms. If the Company fails to comply with such regulations, possible consequences could include loss of approved status, demands for indemnification, class action lawsuits, and administrative enforcement actions.

     RESPA contains certain prohibitions regarding the giving or taking of a fee, anything of value for the referral of business to any mortgage broker however, there is no prohibition regarding the payment of reasonable fees for the provision of goods, services and facilities. From time to time in its debate over tax reform, Congress has discussed eliminating deductibility of mortgage interest. Should this occur, it would reduce the number of those who can afford homeownership, which would reduce potential demand for the Company’s products and services. Additionally several large law firms have promoted class action claims alleging that certain industry fee practices violate RESPA. While the mortgage broker industry has responded vigorously to these activities, no assurances can be given as to their outcome and the impact on the industry.

     In California, regulation and licensing of mortgage brokers falls under the California Department of Real Estate (DRE). Other than banking industry employees, who are exempt from DRE licensing requirements, individuals engaged directly in the origination of loans or the dissemination of certain information are required to be licensed by the DRE. Accordingly, Consumer Direct of America and some of its affiliates will be required to be licensed in accordance with the differing requirements of the various states in which offices and operations are established. Failure by Consumer Direct of America to comply with the multitude of government regulations and licensing requirements to which we are subject could have a material adverse effect on our business, financial condition and results of operations.

Employees

     As of June 30, 2003, we had 350 full-time employees, of whom 230 were in financial services, 100 were in Direct marketing, 20 were in administrative management. As we continue to grow, we expect to hire more personnel, particularly in the areas of telemarketing and mortgage operations. We believe that relations with our employees are good.

Facilities

     Our executive offices are located at 3901 Meadows Lane, Las Vegas, Nevada. We lease this 6,600 square foot space which houses all of our executive and administrative personnel. Our lease for this space is on a month to month basis.

     We also lease approximately 12,960 square feet of general office space in premises located at 6330 S. Sandhill Road, Las Vegas, Nevada. Our lease for this space expires in July, 2005.

     Consumer Direct, our wholly owned subsidiary, leases approximately 2,583 square feet of office space at 445 Union Blvd., Suite 107, Lakewood, Colorado. Our lease for this space expires on February 1, 2004.

     We also lease approximately 3,542 square feet of office space located at 20 Corporate Park, Irvine, California. Our lease for this space expires on March 30, 2004.

Litigation

     We filed an action in the Superior Court of Orange, State of California against a former employee and director to rescind an acquisition agreement and for fraud, breach of agreement, and recovery of assets converted by the former employee. A criminal action associated with this case has also been filed by us with the Las Vegas Metro Police Department and the District Attorney of Clark County, Nevada.

MANAGEMENT

Directors and Executive Officers

     The following table sets forth information regarding our executive officers and directors:

Name	Age	Office

Michael A. Barron	52	President, Chief Executive Officer and Director

Wayne K. Bailey	53	Chief Operating Officer, Chief Financial Officer and Director

Paul Grady	47	Executive Vice President and Director

Michael Accardi	28	Vice President and Chief Technology Officer

Joseph Cosio-Barron	55	Vice President and General Counsel

Lee Shorey	55	Secretary

     Directors hold office for a period of one year from their election at the annual meeting of stockholders and until their successors are duly elected and qualified. Officers are elected by, and serve at the discretion of, the Board of Directors. None of the above individuals has any family relationship with any other.

     Michael A. Barron joined Consumer Direct Corporation in January 2001. From March 1995-1998, Mr. Barron pioneered the first nationwide commercially deployed video conference mortgage financing platform for Intel Corporation which as a licensed mortgage banker and broker in 20 states originated over $1 billion in fundings. From April 1992 to March 1995, Mr. Barron served as a business consultant for such companies as TRW, Pacific Bell and AT&T. Mr. Barron, in November 1989, founded and served as President, until 1994, of Finet Holdings Corporation (NASDAQ:FNCM), a publicly traded mortgage broker and banking business specializing in e-mortgage financing on site in real estate offices and remote marketing origination via the Internet (www.finet.com). In May 1984, Mr. Barron founded SOLD, one of the first companies to provide real estate companies with integrated PC based accounting and sales management systems. he “SOLD” system was purchased by over 10,000 offices and agents nationwide including Coldwell Banker, Realty World, and Century 21. In June 1979, TRW hired Mr. Barron to develop its real estate information services division (TRW/REIS) that acquired 11 companies in the field and eventually became the world’s largest repository of real estate property information - Experian. Mr. Barron was a founder of Citidata, the first electronic provider of computerized real estate multiple listing services (MLS) in the nation from 1975 to 1979. Citidata operated computerized listing services for over 60 of the nation’s largest MLS associations and was acquired by Moore Industries of Canada in 1979. Mr. Barron holds a B.S. degree from California Polytechnic University and has completed courses in the MBA program at UCLA.

     Wayne Bailey joined Consumer Direct in the fall of 2002. From January 1990 –2002 he was Chief Operating Officer and Chief Financial Officer of a network of companies in the Aerospace, steel processing, Specialty Rebar, and metal forming industries. These companies grew to employ over 350 people with revenues in excess of $35 million. All of these companies were acquired from financially troubled situations and became very profitable after being restructured. This restructuring included the debt both secured and unsecured, installing information systems, and management systems. During this time Mr. Bailey also served as a consultant to companies in the Mortgage business, wood laminating, bottled water, bookbinding, wholesale siding, cabinet manufacturing and plastics industries. In August 2002 Mr. Bailey was responsible for arraigning the licensing of a new-patented paint tray to the largest wallpaper adhesive company in the country. This license included the manufacturing, and introduction of the tray at the National Hardware show in which it was awarded Best New Product of the Show and was featured on Good Morning America. In 1978 Mr. Bailey founded AIM Plastics Inc, which in ten years, grew to employee 65 people with annual sales of $15 million this company developed the process for forming PET plastic and became part of the development team of Eastman Chemical for the PET products. This resulted in a major combined sales effort in conjunction with Eastman Chemical. The combined effort with Eastman Chemical increased sales for PET products in excess of $500 million. AIM’s products became the standard in the confectionary industry for large retail packaging. Mr. Bailey worked with Arthur Young and Company as an auditor, and as lead on audits of small to mid sized companies both public and private. He helped develop procedures and methods to protect corporate assets for clients. This resulted in the detection of $15 million in mis-used corporate assets and the return of over $6 million. Mr. Bailey attended the University of Utah, Henager College of Business and LDS Business College earning degrees in Accounting and Business Administration.

     Paul Grady joined the Company in May 31, 2001. Prior to joining the Company, he was the Co-founder and Chief Operating Officer of City Mortgage. Mr. Grady is founder, President and CEO since 1990 of Commercial Capital, Inc., d/b/a City Mortgage, with principal executive office in Las Vegas, Nevada. City Mortgage has grown to provide $80 million in residential financing and over $20 million in commercial financing, with $100 million for 1998. City Mortgage moved from a strictly brokerage firm providing conventional and private investor fundings to a full service “mortgage banking firm” with licensing in four western states and affiliations allowing financing in all 50 states. In 2000, Mr. Grady merged City Mortgage with an electronic mortgage company. Mr. Grady received a Bachelor of Science Degree from Ohio State University.

     Joseph A. Cosio-Barron Corporate Counsel Joined the Company in March 1, 2002. Prior to joining the Company, he was associated with CBS Consultants, Inc. a California Corporation and served as Managing Partner and President from 1996 to 2002. CBS Consultants, Inc. a financial firm offered highly specialized services in Securities compliance and lending for hotels, resorts, and casinos and their development and construction. From 1991-1996 was associated with Finet Holdings Corporation, a Delaware Corporation as Executive Vice President. Finet is A publicly held company presently trading on NASDAQ. Finet is an industry innovator and at the leading edge of financial lending services for residential mortgages. As Executive Vice President, was entirely responsible for all operations, sales, marketing, development, securities compliance and production. Under his direction, the Finet sales force dominated the greeter San Francisco Bay Area. This outstanding success provided the company’s impetus for meteoric growth and the exit strategy to go public. From 1980-1990 Terra West Construction, as President, a company which he founded. A construction and sales company, which in addition to building single-family subdivisions, strip, centers, duplex and fourplex units also developed syndications and formed limited partnerships for large-scale developments throughout California. From 1973-1980 Multi-Financial Corporation, a California Corporation, as Senior Vice-President. Multi-Financial Corporation a real estate investment firm that both owned and managed commercial, retail, and residential income properties in Northern California. Multi Financial Corporation was recognized at the time as one of the most dynamic firms in the industry.

     Michael Accardi – VP Chief Technology Officer joined the Company in August of 2001 with the acquisition of the assets of the 21st Century call center in Las Vegas. His prior responsibilities were as the Chief Technical Officer for Travelscape - an Internet travel and reservations network. While there he supervised the technical infrastructure and operations of the network systems. Before joining Travelscape, he was the Systems Vice President at First Plus - a large mortgage call center environment specializing in 2nd trust deed refinancing. His responsibilities included the technical management of several large-scale call centers in multiple locations.

     Lee W. Shorey Secretary joined the Company June 1, 2001 and has over 30 years experience in finance, mortgage brokerages and real estate services companies. Mr. Shorey holds a BS Degree in Accounting. Mr. Shorey held the position of VP Administrator/HR for Virtual Mortgage Network. In that capacity Mr. Shorey managed the general accounting, statistical reporting, document preparation and research for preparation of business plan, reporting on regional activity, tracking sales and production, handling payroll and HR activities for the company. Prior to that assignment, Mr. Shorey functioned as the Controller for Finet Corporation, a San Francisco area computerized loan origination company. Mr. Shorey held the position of VP Operations for American Financial Network located in Dallas, TX, one of the first computerized loan origination networks. In addition to the above, Mr. Shorey has had several years of experience in training, procedures and marketing with Associates Corporation during his 18 years with that company.

Key Employees

     Dianne D. David President – Consumer Direct Lending has over 20 years in the Real estate industry, including owning her own residential mortgage brokerage firm for a period of time. Ms. David held the title of Vice President – Sales Manager for Virtual Mortgage Network. In this capacity Ms. David managed national residential mortgage sales for the company. Ms. David facilitated the sale of the mortgage marketing system to the top 100 real estate companies nationwide. In addition to sales Ms. David managed the contract review process, installation of video conferencing systems and marketing production activities of the over 100 independent real estate companies. Ms. David’s’ sales management resulted in growth of the company from 10 million dollars per month to over 100 million dollars per month in closed marketing production through the development of controlled business arrangements with Realtors in 17 states. Ms David also held the position of Vice President, Lender Services for Finet Corporation. In this capacity Ms. David developed and managed over $600 million in residential marketing production in 1992 with a supervised staff of 72 field sales persons.

Executive Compensation

     The following table sets forth certain summary information concerning the compensation we paid to our Chief Executive Officer and each of our other most highly compensated executive officers whose total annual salary and bonus exceeded $100,000 for services rendered to us during the fiscal year ended December 31, 2002.

SUMMARY COMPENSATION TABLE

				LONG TERM COMPENSATION
	ANNUAL COMPENSATION			AWARDS

NAME AND				Restricted
PRINCIPAL			OTHER ANNUAL	Stock	Securities Underlying
POSITION	SALARY	BONUS	COMPENSATION	Awards ($)	Options (#)

Michael A. Barron, President	$180,000	$—	$—	$80,500	1,600,000
Wayne K. Bailey, Chief Operating Officer and Chief Financial Officer	$180,000	$—	$—	$80,500	1,600,000
Paul Grady, Executive Vice President	$120,000	$—	$—	$80,500	1,600,000
Joseph Cosio-Barron, Vice President and General Counsel	$120,000	$—	$—	$25,000	1,600,000

STOCK OPTION GRANTS IN FISCAL YEAR 2002

	INDIVIDUAL GRANTS

	Number of
	Securities	Percent of
	Underlying	Total Options
	Options	Granted to	Exercise
	Granted	Employees in	Price	Expiration
NAME	(#) (1)	Fiscal Year (%)	($ Per Share)	Date

Michael A. Barron	1,600,000	16.67%	$.05	6/15/12
Wayne K. Bailey	1,600,000	16.67%	$.05	11/1/12
Paul Grady	1,600,000	16.67%	$.05	6/15/12
Joseph Cosio-Barron	1,600,000	16.67%	$.05	6/15/12

Employment Agreements

     Our employment agreement with Michael Barron requires him to perform the duties of Chief Executive Officer at an annual salary of $180,000. He received 1,610,000 shares of restrictive stock which vests ratably on a monthly basis during the first two years of the term of the agreement. He also received an option to purchase 1,600,000 shares of common stock at a price of $.05 per share. In addition, Mr. Barron is entitled to receive a performance bonus if our actual annual revenues and net income equals or exceeds projected annual revenues and net income approved by our Board. His performance bonus will be equal to the percentage of his annual salary equal to 50% plus the percentage by which actual income exceeds projected income. He is entitled to the same benefits afforded to other executives. He is also entitled to a car allowance of $1,000 per month. His employment agreement provides that if we terminate him without cause, he is entitled to receive a lump sum payment equal to twice his annual salary plus the present value of a performance bonus computed on the basis that we achieve all of our performance targets. Mr. Barron’s employment agreement commenced as of June 15, 2002 and terminates on June 14, 2004.

     Our employment agreement with Wayne Bailey requires him to perform the duties of Chief Financial Officer at an annual salary of $180,000. He received 1,610,000 shares of restrictive stock which vests ratably on a monthly basis during the first two years of the term of the agreement. He also received an option to purchase 1,600,000 shares of common stock at a price of $.05 per share. In addition, Mr. Bailey is entitled to receive a performance bonus if our actual annual revenues and net income equals or exceeds projected annual revenues and net income approved by our Board. His performance bonus will be equal to the percentage of his annual salary equal to 50% plus the percentage by which actual income exceeds projected income. He is entitled to the same benefits afforded to other executives. He is also entitled to a car allowance of $1,000 per month. His employment agreement provides that if we terminate him without cause, he is entitled to receive a lump sum payment equal to twice his annual salary plus the present value of a performance bonus computed on the basis that we achieve all of our performance targets. Mr. Bailey’s employment agreement commenced as of November 1, 2002 and terminates on November 1, 2004.

     Our employment agreement with Paul Grady requires him to perform the duties of Executive Vice President at an annual salary of $120,000. He received 1,610,000 shares of restrictive stock which vests ratably on a monthly basis during the first two years of the term of the agreement. He also received an option to purchase 1,600,000 shares of common stock at a price of $.05 per share. In addition, Mr. Grady is entitled to receive a performance bonus if our actual annual revenues and net income equals or exceeds projected annual revenues and net income approved by our Board. His performance bonus will be equal to the percentage of his annual salary equal to 50% plus the percentage by which actual income exceeds projected income. He is entitled to the same benefits afforded to other executives. He is also entitled to a car allowance of $1,000 per month. His employment agreement provides that if we terminate him without cause, he is entitled to receive a lump sum payment equal to twice his annual salary plus the present value of a performance bonus computed on the basis that we achieve all of our performance targets. Mr. Grady’s employment agreement commenced as of June 15, 2002 and terminates on June 14, 2004.

     Our employment agreement with Joseph Cosio-Barron requires him to perform the duties of Vice President Corporate Counsel at an annual salary of $120,000. He received 500,000 shares of restrictive stock which vests ratably on a monthly basis during the first two years of the term of the agreement. He also received an option to purchase 1,600,000 shares of common stock at a price of $.05 per share. In addition, Mr. Cosio-Barron is entitled to receive a performance bonus if our actual annual revenues and net income equals or exceeds projected annual revenues and net income approved by our Board. His performance bonus will be equal to the percentage of his annual salary equal to 50% plus the percentage by which actual income exceeds projected income. He is entitled to the same benefits afforded to other executives. He is also entitled to a car allowance of $1,000 per month. His employment agreement provides that if we terminate him without cause, he is entitled to receive a lump sum payment equal to twice his annual salary plus the present value of a performance bonus computed on the basis that we achieve all of our performance targets. Mr. Cosio-Barron’s employment agreement commenced as of June 15, 2002 and terminates on June 14, 2004.

     Our employment agreement with Michael Accardi requires him to perform the duties of Chief Technology Officer at an annual salary of $84,000. He received 1,610,000 shares of restrictive stock which vests ratably on a monthly basis during the first two years of the term of the agreement. He also received an option to purchase 1,600,000 shares of common stock at a price of $.05 per share. In addition, Mr. Accardi is entitled to receive a performance bonus if our actual annual revenues and net income equals or exceeds projected annual revenues and net income approved by our Board. His performance bonus will be equal to the percentage of his annual salary equal to 50% plus the percentage by which actual income exceeds projected income. He is entitled to the same benefits afforded to other executives. His employment agreement provides that if we terminate him without cause, he is entitled to receive a lump sum payment equal to twice his annual salary plus the present value of a performance bonus computed on the basis that we achieve all of our performance targets. Mr. Accardi’s employment agreement commenced as of June 15, 2002 and terminates on June 14, 2004.

     Our employment agreement with Terry Vickery requires him to perform the duties of General Manager of CD Colorado. His base salary is a percentage of closed loan fees generated by his operating group. He received 1,610,000 shares of restrictive stock which vests ratably on a monthly basis during the first two years of the term of the agreement. He also received an option to purchase 1,600,000 shares of common stock at a price of $.05 per share. In addition, Mr. Vickery is entitled to receive a performance bonus if our actual annual revenues and net income equals or exceeds projected annual revenues and net income approved by our Board. His performance bonus will be equal to the percentage of his annual salary equal to 50% plus the percentage by which actual income exceeds projected income. He is entitled to the same benefits afforded to other executives. His employment agreement provides that if we terminate him without cause, he is entitled to receive a lump sum payment equal to twice his annual salary plus the present value of a performance bonus computed on the basis that we achieve all of our performance targets. Mr. Vickery’s employment agreement commenced as of June 15, 2002 and terminates on June 14, 2004.

Director Compensation

     We currently do not compensate our directors for attending Board meetings, but we do reimburse them for out-of-pocket expenses.

Stock Option Plan

     Our Board of Directors has adopted a stock option plan and reserved an aggregate of 10,000,000 shares of common stock for grants of restricted stock and stock options under the plan. The purpose of the plan is to enhance the long-term stockholder value of the Company by offering opportunities to officers, directors, employees and consultants of Consumer Direct of America to participate in our growth and success, and to encourage them to remain in the service of Consumer Direct of America and acquire and maintain stock ownership in Consumer Direct of America.

     As of June 30, 2003, options to purchase 9,600,000 shares of common stock were outstanding under the option plan at an exercise price of $.05 per share, options to purchase 400,000 shares were available for grants and no options had been exercised.

     The plan is currently administered by our Board of Directors, which has the authority to select individuals who are to receive grants under the plan and to specify the terms and conditions of each restricted stock grant and each option to be granted, the vesting provisions, the option term and the exercise price. Unless otherwise provided by the Board of Directors, an option granted under the plan expires 10 years from the date of grant (5 years in the case of an incentive option granted to a holder of 10% or more of the shares of Consumer Direct of America’s outstanding common stock) or, if earlier, three months after the optionee’s termination of employment or service. Options granted under the plan are not generally transferable by the optionee except by will or the laws of descent and distribution and generally are exercisable during the lifetime of the optionee only by such optionee. The plan is subject to the approval of the stockholders within 12 months after the date of its adoption.

     The plan will remain in effect for 10 years after the date of its adoption by our Board of Directors. The plan may be amended by the Board of Directors without the consent of Consumer Direct of America’s stockholders, except that any amendment, although effective when made, will be subject to stockholder approval if required by any Federal or state law or regulation or by the rules of any stock exchange or any automated quotation system on which Consumer Direct of America’s common stock may then be listed or quoted. The number of shares received under the plan and the number of shares subject to outstanding options are subject to adjustment in the event of stock splits, stock dividends and other extraordinary corporate events.

Liability and Indemnification of Officers and Directors

     Our Articles of Incorporation provide that, pursuant to Nevada law, our officers and directors shall not be personally liable to Consumer Direct of America for damages for breach of fiduciary duty as a director or officer of Consumer Direct of America. This provision in our Articles of Incorporation does not eliminate or limit the liability of an officer or director for acts or omissions which involve intentional misconduct, fraud or knowing violation of the law, or the unlawful payment of dividends.

     Our Articles of Incorporation provide that we shall indemnify our officers, directors, employees and agents to the full extent permitted by Nevada law. Our Bylaws include provisions to indemnify our officers and directors and other persons against expenses (including judgments, fines and amounts paid for settlement) incurred in connection with actions or proceedings brought against them by reason of their serving or having served as officers, directors or in other capacities. We do not, however, indemnify them in actions in which it is determined that they have not acted in good faith or have acted unlawfully or not in Consumer Direct of America’s best interest. In the case of an action brought by or in the right of Consumer Direct of America, we shall indemnify them only to the extent of expenses actually and reasonably incurred by them in connection with the defense or settlement of these actions and we shall not indemnify them in connection with any matter as to which they have been found to be liable to Consumer Direct of America, unless the deciding court determines that, notwithstanding such liability, that person is fairly entitled to indemnity in light of all relevant circumstances.

     We do not currently maintain director’s and officer’s liability insurance but we may do so in the future.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors and officers pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     There is no pending material litigation or proceeding involving a director, officer, employee or other agent of Consumer Direct of America as to which indemnification is being sought, nor is Consumer Direct of America aware of any pending or threatened material litigation that may result in claims for indemnification by any director, officer, employee or other agent.

PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of our common stock as of June 30, 2003 by (i) each person who is known by us to own beneficially more than 5% of our outstanding common stock; (ii) each of our officers and directors; and (iii) all of our directors and officers as a group.

	Number of Shares of		Percent of Common
Name of Beneficial Owner	Common Stock Owned		Stock Owned

Michael A. Barron (President, Chief Executive Officer and director)	4,820,000	(1)	9.5%
Wayne K. Bailey (Chief Operating Officer, Chief Financial Officer, and director)	3,210,000	(2)	6.3%
Paul Grady (Executive Vice President and director)	4,820,000	(3)	9.5%
Michael Accardi (Vice President and Chief Technology Officer)	3,210,000	(4)	6.3%

	Number of Shares of		Percent of Common
Name of Beneficial Owner	Common Stock Owned		Stock Owned

Joseph Cosio-Barron (Vice President and General Counsel	2,100,000	(5)	4.1%
Terry Vickery	4,198,000	(6)	8.3%
Lee Shorey (Secretary)	1,127,000		2.3%
All officers and directors as a group (7 persons)	23,485,000	(7)	40.1%

(1)	Includes 1,600,000 shares issuable upon exercise of an option held by Mr. Barron.

(2)	Includes 1,600,000 shares issuable upon exercise of an option held by Mr. Bailey.

(3)	Includes 1,600,000 shares issuable upon exercise of an option held by Mr. Grady.

(4)	Includes 1,600,000 shares issuable upon exercise of an option held by Mr. Accardi.

(5)	Includes 1,600,000 shares issuable upon exercise of an option held by Mr. Cosio-Barron.

(6)	Includes 1,600,000 shares issuable upon exercise of an option held by Mr. Vickery.

(7)	Includes 9,600,000 shares issuable upon exercise of options.

SELLING STOCKHOLDERS

     The following table sets forth the names of our selling stockholders, the number of shares of our common stock beneficially owned by each selling stockholder as of the date of this prospectus, and the number of shares offered for sale.

			Shares Beneficially
			Owned After Offering
			(Assuming Sale of All
		Maximum Number	Shares Covered
	Number of Shares	of Shares to be	by This Prospectus(3)
	Beneficially Owned	Sold Pursuant to this
Name	Prior to Offering(1)	Prospectus(2)	Number	Percent(4)

Westhaven Properties Inc.	1,387,500	1,787,500	0	0
Palmbrook Holdings SA	1,387,500	1,787,500	0	0
Valleyrose Trading Corp	1,387,500	1,787,500	0	0
Granada Enterprises Inc.	1,387,500	1,787,500	0	0
Zenica Properties Inc.	1,000,000	1,400,000	0	0
Red Springs Trading Corp	1,000,000	1,400,000	0	0
Miraflores Corp	1,000,000	1,400,000	0	0
Valentia Properties Inc.	1,000,000	1,400,000	0	0
Acuarius Associates Corp	1,000,000	1,400,000	0	0
Ardee Trading Corp	1,000,000	1,400,000	0	0
Day Family Trust	1,000,000	1,400,000	0	0
Delaware Charter Guarantee & Trust Company FBO Rowland W. Day II GTC IRA Rollover	500,000	700,000	0	0
Rowland W. Day II	335,938	335,938	0	0
Caldwell R. Campbell	223,959	223,959	0	0

(1)	This column does not include shares which may be acquired upon exercise of options or warrants.

(2)	This column also includes, for the following persons, the following number of shares which may be acquired upon exercise of warrants: Westhaven Properties Inc (400,000), Palmbrook Holdings SA (400,000), Valleyrose Trading Corp (400,000), Granada Enterprises Inc. (400,000), Zenica Properties Inc. (400,000), Red Springs Trading Corp (400,000), Miraflores Corp (400,000), Valentia Properties Inc. (400,000), Acuarius Associates Corp (400,000), Ardee Trading Corp (400,000), Day Family Trust (400,000), Delaware Charter Guarantee & Trust Company FBO Rowland W. Day II GTC IRA Rollover (200,000).

(3)	Assumes the sale of all shares covered by this prospectus. There can be no assurance that any of the selling stockholders will sell any or all of the shares of common stock offered by them hereunder.

(4)	Based on 48,909,500 shares outstanding as of June 30, 2003.

*	Less than 1%

Information regarding the selling stockholders

     The shares of our common stock which the selling stockholders or their pledgees, donees, transferees or other successors in interest are offering for resale will be offered in the over-the-counter market at prevailing market prices or privately negotiated prices. Such sales may be made from time to time in one or more of the following transactions:

•	Block transactions;

•	Through the writing of options on the shares;

•	Short sales; or

•	Any combination of these transactions.

     The sale price to the public in these transactions may be:

•	The market price prevailing at the time of sale;

•	A price related to the prevailing market price; or

•	Negotiated prices.

     In the event that we permit or cause this prospectus to lapse, the selling stockholders may nevertheless sell shares of our common stock pursuant to Rule 144 under the Securities Act of 1933. The selling stockholders will have the sole and absolute discretion not to accept any purchase offer or make any sale of these shares of our common stock if they deem the purchase price to be unsatisfactory at any particular time.

     The selling stockholders or their pledges, donees, transferees or other successors in interest, may also sell these shares of our common stock directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of these shares of our common stock for whom such broker-dealers may act as agents or to whom they sell as principal, or both. As to a particular broker-dealer, this compensation might be in excess of customary commissions. Market makers and block purchasers purchasing these shares of our common stock will do so for their own account and at their own risk.

     It is possible that a selling stockholder will attempt to sell shares of our common stock in block transactions to market makers or other purchasers at a price per share which may be below the prevailing market price of our common stock. There can be no assurance that all or any of these shares of our common stock offered hereby will be issued to, or sold by, the selling stockholders. Upon effecting the sale of any of these shares of our common stock offered under this prospectus, the selling stockholders and any brokers, dealers or agents may be deemed “underwriters” as that term is defined under the Securities Act of 1933 or the Securities Exchange Act of 1934, or the rules and regulations thereunder.

     Alternatively, the selling stockholders may sell all or any part of the shares of our common stock offered hereby through an underwriter. No selling stockholder has entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into. If a selling stockholder enters into an agreement or agreements with an underwriter, then the relevant details will be set forth in a supplement or revision to this prospectus.

     The selling stockholders and any other persons participating in the sale or distribution of these shares of our common stock will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder including, without limitation, Regulation M. These provisions may restrict activities of and limit the timing of purchases and sales of any of these shares of our common stock by the selling stockholders. Furthermore, pursuant to Regulation M, a person engaged in a distribution of our securities is prohibited from bidding for, purchasing, or attempting to induce any person to bid for or purchase our securities for a period beginning five business days prior to the date of this prospectus until such person is no longer a selling shareholder. These regulations may affect the marketability of these shares of our common stock.

     We will pay substantially all of the expenses incident to the registration and offering of our common stock, other than commissions or discounts of underwriters, broker-dealers or agents with respect to sales by the selling stockholders.

DESCRIPTION OF SECURITIES

General

     We are authorized to issue 60,000,000 shares of common stock, $.001 par value, and 15,000,000 shares of preferred stock, $.001 par value.

Common Stock

     There were 48,909,500 shares of common stock outstanding as of June 30, 2003. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders and are not entitled to cumulate their votes in the election of directors. The holders of common stock are entitled to any dividends that may be declared by the Board of Directors out of funds legally available therefor subject to the prior rights of holders of any outstanding shares of preferred stock and any contractual restrictions we have against the payment of dividends on common stock. In the event of our liquidation or dissolution, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive or other subscription rights and no right to convert their common stock into any other securities.

Preferred Stock

     As of June 30, 2003, no shares of preferred stock were outstanding. The Board of Directors has the authority, without further action by the stockholders, to issue the authorized shares of preferred stock in one or more series and to fix the rights, preferences and privileges thereof, including voting rights, terms of redemption, redemption prices, liquidation preferences, numbers of shares constituting any series or the designation of such series, without further vote or action by the stockholders. Although it presently has no intention to do so, the Board of Directors, without stockholder approval, may issue preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of common stock. This provision may be deemed to have a potential anti-takeover effect, and the issuance of preferred stock in accordance with such provision may delay or prevent a change of control of Consumer Direct of America.

Options

     As of June 30, 2003, options to purchase 9,600,000 shares of common stock were outstanding under our stock option plan described elsewhere in this prospectus with an exercise price of $.05 per share.

Warrants

     As of June 30, 2003, there were warrants outstanding to purchase a total of 4,600,000 shares of our common stock. These warrants may be exercised at the following prices and until the following dates:

•	Series A warrants to purchase a total of 1,150,000 shares at a price of $.10 per share are exercisable until March 1, 2004.

•	Series B warrants to purchase a total of 1,150,000 shares at a price of $.15 per share are exercisable until March 1, 2004.

•	Series C warrants to purchase a total of 1,150,000 shares at a price of $.20 per share are exercisable until September 1, 2004.

•	Series D warrants to purchase a total of 1,150,000 shares at a price of $.25 per share are exercisable until September 1, 2004.

Dividends

     We do not intend to pay dividends on our common stock in the foreseeable future.

Transfer Agent

     Continental Securities Transfer is our transfer agent.

EXPERTS

     The financial statements of Consumer Direct of America appearing in this prospectus and Registration Statement have been audited by Chavez & Koch, CPA’s Ltd., independent accountants, to the extent and for the periods indicated in their report appearing elsewhere herein, and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by the firm of Day & Campbell, LLP. Members of the firm owned 2,059,897 shares of our common stock and warrants to purchase an aggregate of 1,500,000 shares of our common stock as of the date of this prospectus.

Consumer Direct of America

INDEPENDENT AUDITORS’ REPORT

To the Stockholders of
Consumer Direct of America
(formerly Blue Star Coffee, Inc.)
Henderson, Nevada

We have audited the accompanying consolidated balance sheets of Consumer Direct of America (formerly Blue Star Coffee, Inc.) (a Corporation), as of December 31, 2002 and 2001, and the related consolidated statements of income and accumulated deficit, statement of changes in stockholders’ equity, and consolidated statement of cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Consumer Direct of America (formerly Blue Star Coffee, Inc.) as of December 31, 2002 and 2001, and the result of its operations, accumulated deficit, and its cash flows for the periods ended December 31, 2002 and 2001, in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As disclosed in Note 8 to these financial statements, the Company has had limited operations and has not established a long-term source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management’s plan in regards to this issue is also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Chavez & Koch, CPA’s, Ltd.

April 10, 2003
Henderson, Nevada

CONSUMER DIRECT OF AMERICA
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2002 AND 2001

	2002	2001

ASSETS
ASSETS:
Current assets:
Cash	$159,484	$790
Accounts receivable	383,918	—
Due from affiliates	—	—
Marketable securities	—	7,000
Prepaid expenses	8,772	—

Total current assets	552,174	7,790

Fixed assets:
Property and equipment, net	1,661,618	1,356

Total fixed assets	1,661,618	1,356

Other assets:
Notes receivable	30,875	—
Other assets	18,157	—
Goodwill	1,372,916	—
Deferred income tax asset	1,183,763	—

Total other assets	2,605,711	—

TOTAL ASSETS	$4,819,503	$9,146

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES:
Current liabilities:
Accounts payable and accrued expenses	$1,199,242	$—
Interest payable	12,294	—
Loan from shareholders	—	27,470
Line of credit	29,669	—
Bridge notes payable	75,000	—
Current portion of long term debt	235,000	—

Total current liabilities	1,551,205	27,470

Long term debt:
Long term debt, net of current portion	51,718	—

Total long term debt	51,718	—

TOTAL LIABILITIES	1,602,923	27,470

Stockholders’ equity:
Common stock, $0.001 par value, 60,000,000 and 20,000,000 shares authorized, 34,441,599 and 5,692,787 shares issued and outstanding at December 31, 2002 and 2001, respectively	34,442	5,693
Additional paid-in capital — Common stock	5,547,687	349,976
Accumulated (deficit)	(2,365,549)	(373,993)

Total stockholders’ equity	3,216,580	(18,324)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$4,819,503	$9,146

The accompanying independent auditors’ report and notes to financial statements should be read in conjunction with these Balance Sheets.

CONSUMER DIRECT OF AMERICA
CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001

REVENUES:
Marketing revenues and commissions	$1,570,694	$—
Licensing agreements	531,800	—
Loan origination	4,741,455	—
Rental income	24,630	—
Other income	126,811	—

Total revenues	6,995,390	—
EXPENSES:
Selling, general and administrative	8,455,349	373,733
Depreciation expense	587,157	151

Total expenses	9,042,506	373,884

OPERATING INCOME (LOSS)	(2,047,116)	(373,884)

OTHER INCOME/(EXPENSES):
Interest income	15,812	—
Interest expense	(119,753)	—
Other expenses	(20,975)

Total other income/(expenses)	(124,916)	—

NET ORDINARY INCOME (LOSS) BEFORE INCOME TAXES	(2,172,032)	(373,884)
BENEFIT FROM INCOME TAXES	1,183,763	—

NET INCOME (LOSS)	(988,269)	(373,884)
Accumulated Deficit, beginning of period	(373,993)	(109)
Accumulated Deficit from Merger	(1,003,287)	—

Accumulated Deficit, end of period	$(2,365,549)	$(373,993)

Basic and diluted weighted average number of common shares outstanding	23,874,851	3,933,476

Basic and diluted Net Income (Loss) per Share	(0.04)	(0.10)

The accompanying independent auditors’ report and notes to financial statements should be read in conjunction with these Statements of Operations and Accumulated Deficit.

CONSUMER DIRECT OF AMERICA
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

			Add’l Paid
	Common Stock		In Capital/		Income/(Loss)	Total
			Donated	Subscribed	Accumulated	Stockholders’
	Shares	Value	Capital	Stock	Dev Stage	Equity

Total
December 31, 2000	2,817,000	$2,817	$109,383	$(82,100)	$(109)	$29,991
Issued for cash
March 30, 2001	770,787	771	114,848	—	—	115,619
Issued for services
March 31, 2001	—	—	—	35,850	—	35,850
Issued for services
September 30, 2001	—	—	—	46,250	—	46,250
Issued for services
September 30, 2001	605,000	605	125,745	(126,350)	—	—
Issued for executive compensation
September 30, 2001	1,500,000	1,500	—	—	—	1,500
Issued for services
December 31, 2001	—	—	—	126,350	—	126,350
Net loss
December 31, 2001	—	—	—	—	(373,884)	(373,884)

Total
December 31, 2001	5,692,787	5,693	349,976	—	(373,993)	(18,324)
Issued for merger with Consumer Direct
February 20, 2002	17,593,863	17,594	2,731,830	—	(1,003,287)	1,746,137
Issued for cancellation of licenses
February 20, 2002	220,000	220	45,980	—	—	46,200
Issued for conversion of Participating Investment Certificates
February 20, 2002	1,079,449	1,079	(1,079)	—	—	—
Issued for purchase of Lending Services
June 1, 2002	2,650,000	2,650	1,359,076	—	—	1,361,726
Issued for conversion of note payable
October 22, 2002	211,667	212	62,288	—	—	62,500
Issued for conversion of note payable
October 22, 2002	26,667	27	7,973	—	—	8,000

The accompanying independent auditors’ report and the notes to financial statements should be read in conjunction with this Statement of Changes in Stockholders’ Equity.

CONSUMER DIRECT OF AMERICA
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

			Add’l Paid
	Common Stock		In Capital/		Income/(Loss)	Total
			Donated	Subscribed	Accumulated	Stockholders’
	Shares	Value	Capital	Stock	Dev Stage	Equity

Issued for conversion of note payable
October 22, 2002	33,333	33	9,967	—	—	10,000
Issued for conversion of note payable
October 22, 2002	33,333	33	9,967	—	—	10,000
Issued for conversion of bridge note
December 15, 2002	2,728,000	2,728	493,272	—	—	496,000
Issued for conversion of bridge note
December 15, 2002	2,062,500	2,063	372,937	—	—	375,000
Issued for executive compensation
December 16, 2002	2,110,000	2,110	105,500	—	—	107,610
Net loss
December 31, 2002	—	—	—	—	(988,269)	(988,269)

Total
December 31, 2001	34,441,599	$34,442	$5,547,687	—	(2,365,549)	$3,216,580

The accompanying independent auditors’ report and the notes to financial statements should be read in conjunction with this Statement of Changes in Stockholders’ Equity.

CONSUMER DIRECT OF AMERICA
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)	$(988,269)	$(373,884)
Adjustments to reconcile net (loss) to net cash (used) by operations:
Depreciation	587,157	151
Stock based compensation	109,283	209,950
Increase in accounts receivable	(12,115)	—
(Increase) decrease in prepaid expenses	(4,446)	4,084
Decrease in deposits	4,944	—
Increase in deferred tax assets	(1,183,763)	—
Increase in accounts payable and accrued expenses	639,004	—

Net cash used in operating activities	(848,205)	(159,699)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(121,013)	(1,507)
Business acquisition	(87,861)	—
Notes receivable	(30,875)	—
(Increase) decrease in marketable securities	7,000	(7,000)

Net cash used in investing activities	(232,749)	(8,507)

CASH FLOWS FROM FINANCING ACTIVITIES:
Due to shareholder	(27,470)	32,470
Issuance of common stock	—	771
Increase in additional paid-in capital	—	114,848
Increase in accrued interest on financing	12,294	—
Net proceeds from line of credit	29,669	—
Proceeds from issuance of notes payable	279,155	—
Proceeds from issuance of bridge notes	946,000	—

Net cash provided by financing activities	1,239,648	148,089

NET INCREASE (DECREASE) IN CASH	158,694	(20,117)
CASH, BEGINNING OF PERIOD	790	20,907

CASH, END OF PERIOD	$159,484	$790

SUPPLEMENTARY INFORMATION:
Interest paid	$683	$531

The accompanying independent auditors’ report and notes to financial statements should be read in conjunction with these Statements of Cash Flows.

CONSUMER DIRECT OF AMERICA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 — NATURE OF ORGANIZATION

Description of business

Consumer Direct of America, formerly Blue Star Coffee, Inc. — A Development Stage Company (the “Company”) was incorporated in the state of Nevada on July 28, 2000. Currently, the Company operates marketing centers utilize state-of-the-art phone and computer systems to provide the Company with the ability to operate numerous marketing campaigns for their customers. Additionally, the Company captures and tracks customer data, producing real-time reports for effective analysis, modifications and redirecting towards other products and services in which their clients may be interested. Currently, the Company maintains call centers in two different locations: Las Vegas, Nevada, and Denver, Colorado. The Company’s corporate headquarters are in Las Vegas, Nevada. The Company recently acquired mortgage brokerage and real estate services enterprises located in Las Vegas, Nevada.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying consolidated financial statements of Consumer Direct of America have been prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments considered necessary for a fair presentation have been included

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant inter-company accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONSUMER DIRECT OF AMERICA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2002

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments

The Company’s financial instruments, including cash and cash equivalents, accounts receivable, amounts due under licensing agreements and accounts payable, are carried at cost which approximates their fair value because of the short-term maturity of these financial instruments. The notes payable are carried at discounted values, which approximate fair value based on current rates at which the Company could borrow funds with similar remaining maturities.

Cash and Cash Equivalents

Cash equivalents consist of all highly liquid financial instruments with maturity of three (3) months or less when purchased.

Property and Equipment

Property and equipment are stated at cost. Expenditures that materially increase the life of the assets are capitalized. Ordinary repairs and maintenance to property and equipment are expensed as incurred. When property and equipment is retired or disposed of, the related costs and accumulated depreciation and amortization are eliminated from the accounts and any gain or loss on such disposition is reflected in income. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets or, when applicable, the life of the lease, which ranges from three to seven years.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is considered to be impaired when the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition exceeds its carrying amount. The amount of impairment loss, if any, is measured as the difference between net book value of the asset and its estimated fair value

The Company evaluates the recoverability of its long-lived assets in accordance with Financial Accounting Standards Board Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss would be recognized when management’s estimates of discounted future operating cash flows expected to result from the use of the asset is less than its carrying amount.

CONSUMER DIRECT OF AMERICA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2002

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill

The Company has adopted Financial Accounting Standards Board Statement No. 142 which addresses financial accounting and reporting for acquired goodwill and other intangible assets. Under the provisions of FAS 142 goodwill is no longer required to be amortized but is subject to periodic testing for impairment.

The evaluation of the recoverability of goodwill is significantly affected by management’s estimates of future operating cash flows from each of the Company’s acquired businesses to which the goodwill relates. If, in future periods, estimates of the present value of future operating cash flows decrease, the Company would be required to further write-down its goodwill and other long-lived assets. Any such write-down could have a material adverse effect on the Company’s financial position and results of operations. The Company will continue to closely monitor its remaining goodwill and other long-lived assets.

Revenue Recognition

Marketing and commission revenues primarily represent revenues derived from the Company’s call centers operations. The Company receives either a percentage of the transactions or a fixed fee. Revenues are recorded net. Licensing revenues are recognized over the life of the license agreement. The Company recognizes loan origination revenues at the closing of the mortgage loan.

Advertising

Advertising costs are charged to operations when incurred. Advertising costs were $36,827 and zero for the years ended December 31, 2002 and 2001, respectively.

Income Taxes

The Company accounts for income taxes in accordance with the provisions of Financial Accounting Standards Statement No. 109, “Accounting for Income Taxes”, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and the tax basis of assets and liabilities using enacted rates in effect for the periods in which the differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

CONSUMER DIRECT OF AMERICA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2002

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Net Loss Per Share

The Company computes basic and diluted loss per share in accordance with SFAS No. 128, “Earnings per Share”. SFAS No. 128 requires the Company to report both basic loss per share, which is based on the weighted average number of common shares outstanding, and diluted loss per share, which is based on the weighted average number of common shares outstanding and all dilutive potential common shares outstanding. Since the Company incurred a loss for the period presented, the inclusion of common stock equivalents in the calculation of weighted average common shares is anti-dilutive, and therefore there is no difference between basic and diluted loss per share.

Equity Based Compensation

The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and complies with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”. Under APB Opinion No. 2, compensation expense is based on the difference, if any, on the date of the grant, between the fair market value of the Company’s stock and the exercise price of the option.

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force (“EITF”) Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction With Selling, Goods or Services”. All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the earlier of the date on which the counter party’s performance is complete or the date on which it is probable that performance will occur.

Risks and Uncertainties

The Company operates in a highly competitive industry that is subject to intense competition and potential government regulations. The Company’s operations are subject to significant risk and uncertainties including financial, operational, regulatory and other risks associated with an emerging business including the potential risk of business failure.

Recently Issued Accounting Pronouncements

In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145 (“SFAS 145”), Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. The Statement updates, clarifies and simplifies existing accounting pronouncements. Any gain or loss on extinguishments of debt that was classified as an

CONSUMER DIRECT OF AMERICA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2002

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

extraordinary item in prior periods presented that does not meet the criteria in Accounting Principles Board Opinion No. 30 for classification as an extraordinary item shall be reclassified. The provisions of SFAS 145 are effective for transactions occurring after May 15, 2002 with early adoption encouraged. The Company does not expect SFAS 145 to have material impact on its financial statements.

In June 2002, the FASB issued Financial Accounting Standards Statement No. 146 “Accounting for Costs Associated with Exit or Disposal Activities”. The Statement addresses financial accounting an reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3 and is effective for exit or disposal activities initiated after December 31, 2002. The Company does not expect SFAS 146 to have material impact on its financial statements.

In October 2002, the FASB issued Financial Accounting Standards Statement No. 147 “Acquisitions of Certain Financial Institutions” which does not apply to the Company.

NOTE 3 — BUSINESS COMBINATIONS

Effective February 20, 2002, in connection with a stock purchase agreement, Blue Star Coffee, Inc., a Nevada Corporation (“BSCF”) issued an aggregate of 17,593,863 newly issued and 5,692,787 previously issued and outstanding shares of its common stock at $.001 par value per share in exchange for all of the outstanding shares of the Company, in which the Company became a wholly-owned subsidiary of BSCF based on a conversion ratio of approximately 1.61 shares of BSCF’s common stock for each share of the Company’s common stock. This reverse merger qualified for a tax-free reorganization and has been accounted for as a recapitalization of the Company and the acquisition of BSCF and its book value.

Effective June 6, 2002, the Company acquired Lending Services Corporation (“Lending Services”) and Las Vegas Realty (“LV Realty”), in a business combination accounted for as a purchase. Lending Services is a mortgage company that originates loans primarily in Las Vegas, Nevada. LV Realty is a realty service company that primarily operates in Las Vegas, Nevada. The Company issued 2,650,000 shares of common stock and made cash payment of $100,000 in consideration for 100% of the issued and outstanding shares of common stock of Lending Services and LV Realty. The fair market value of the 2,650,000 shares of common stock issued in conjunction with the acquisition was $1,361,726 (based on the average closing bid price of the Company’s common stock for the three days before and three days after the acquisition date). The total purchase price was $1,461,726.

CONSUMER DIRECT OF AMERICA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2002

NOTE 3 — BUSINESS COMBINATIONS (CONTINUED)

The acquisition of Lending Services and LV Realty can be summarized as follows:

Assets acquired	$249,106
Liabilities assumed	(160,296)

Value of net assets acquired	88,810
Fair value of consideration tendered	(1,461,726)

Goodwill assigned to acquisition	$(1,372,916)

The results of operations for June 6, 2002 (date of acquisition) through December 31, 2002 of Lending Services and LV Realty are included in the accompanying condensed consolidated financial statements.

NOTE 4 — RELATED PARTY TRANSACTIONS

Due From Stockholders and Affiliates

At December 31, 2002, the Company has an amount due of approximately $30,875 from St. Andrews Golf International. St. Andrews Golf International was founded and is owned by a member of the Company’s management team who is also a stockholder. The receivable is payable on demand and bears interest at 10% per annum.

Licensing Agreements

All of the revenue from licensing agreements was derived from stockholders.

NOTE 5 — STOCKHOLDERS’ EQUITY

Preferred stock

The Company’s articles of incorporation authorize up to 15,000,000 shares of $.001 par value preferred stock. Shares of preferred stock may be issued in one or more classes or series at such time and in such quantities the board of directors may determine. All shares of any one series shall be equal in rank and identical in all respects. Preferred stockholders have liquidation preference up to the amount of the original equity investment. Each share of preferred stock is convertible into one share of common stock.

CONSUMER DIRECT OF AMERICA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2002

NOTE 5 — STOCKHOLDERS’ EQUITY (CONTINUED)

On February 20, 2002, the Company converted 3,227,036 shares of preferred stock into 3,227,036 shares of common stock; therefore, as of December 31, 2002, no preferred shares were outstanding.

Common stock

The Company’s articles of incorporation authorize up to 60,000,000 shares of $0.001 par value common stock. Common stockholders do not have preemptive rights to purchase additional shares of common stock. The common stock carries no conversion rights and is not subject to redemption or to any sinking fund provisions. All shares of common stock are entitled to share equally in dividends from sources legally available thereof when and if declared by the board of directors and, upon liquidation or dissolution of the Company, whether voluntary or involuntary, to share equally in the assets of the Company available for distribution to the common stockholders.

During the year ended December 31, 2002, the Company issued 2,110,000 common shares for services rendered by certain members of management. The services were valued at $107,610.

The Company entered into a Common Stock Purchase Agreement with Consumer Capital Holdings, a Nevada corporation (“CCH”) on February 20, 2002. CCH and/or its designee(s) exchanged an aggregate of 12,989,000 issued and outstanding shares of common stock for an aggregate of 17,593,863 newly issued and 5,692,787 previously issued and outstanding shares of the Company’s common stock. Accordingly, an aggregate of 23,286,650 shares were then issued and outstanding.

During the year ended December 31, 2002 the Company issued 220,000 shares of common stock for the cancellation of a license agreement valued at $46,200. The Company also issued 1,079,449 for the conversion of its Participating Investment Certificates.

During the year ended December 31, 2002, the Company issued 2,650,000 shares of common stock in conjunction with its acquisition of Lending Services and LV Realty.

During the year ended December 31, 2002, the Company issued 305,000 shares of common stock in conjunction with the conversion of various notes payable.

During the year ended December 31, 2002, the Company issued 4,790,500 shares of common stock in conjunction with the conversion of Bridge notes.

During the year ended December 31, 2002, the Company issued 2,110,000 shares of common stock in conjunction with executive compensation.

During the year ended December 31, 2002, the Company is liable for issuing 35,000 shares of common stock in conjunction with interest accrued for short term financing arranged by the Company.

CONSUMER DIRECT OF AMERICA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2002

NOTE 6 — BRIDGE NOTES

During the year ended December 31, 2002, the Company began issuing Bridge Financing Notes (“The Notes”) to obtain up to $1,000,000 in financing. The loans are being issued to assist the Company with its initial public offering. Company assets are being used as collateral to secure the notes. The note terms call for each $100,000 promissory note to be repaid with $110,000 in cash, and warrants worth $100,000. The number of warrants will be determined by the principal amount of the notes issued divided by the stock price on the first day of trading subsequent to the closing of the public offering. As of December 31, 2002 the Company had defaulted on $75,000 outstanding in bridge notes.

NOTE 7 — CONTINGENCIES

Notes Payable

The Company has approximately $75,000 of Bridge Notes that have subsequently not been paid on their maturity date. Although the note holders have not called the notes the Company is in default on the note agreements. The Company is currently negotiating with the note holders to extend the maturity date six months or convert the note balances into common stock. The Company is also seeking additional financing.

Accrued Payroll Taxes

The Company has recorded an accrual for past due payroll taxes as of December 31, 2002 due to the underpayment of the Company’s payroll tax liability. As a result, the Company has accrued approximately $311,000 related to payroll taxes under accrued expenses in the accompanying consolidated balance sheet at December 31, 2002. Since the company has not paid the taxes timely, there will be penalties which the Company has accrued approximately $266,000 at December 31, 2002.

NOTE 8 — GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the accompanying financial statements, the Company incurred a net ordinary loss before income taxes of $2,172,032 during the year ended December 31, 2002. Although a substantial portion of the Company’s cumulative net loss is attributable to non-cash operating expenses, management believes that it will need additional equity or debt financing to be able to sustain its operations until it can achieve profitability, if ever. In addition, the Company has liabilities from underpayment of payroll taxes and related penalties (See Note 7) and has defaulted on approximately $75,000 of its bridge notes. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

CONSUMER DIRECT OF AMERICA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2002

NOTE 8 — GOING CONCERN (CONTINUED)

Management is attempting to raise additional equity and debt financing to sustain operations until it can market its services, expand its customer base, and achieve profitability. The successful outcome of future activities cannot be determined at this time and there are no assurances that if achieved, the Company will have sufficient funds to execute its intended business plan or generate positive operating results. The accompanying financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 9 — LINE OF CREDIT

The Company has an available line of credit with a bank of $30,000 and zero December 31, 2002 and 2001, respectively, of which $29,669 was drawn against at December 31, 2002. The interest rate for the line of credit is 2% over the prime interest rate which was 4.25% as of December 31, 2002 resulting in a rate of 6.25%.

CONSUMER DIRECT OF AMERICA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2002

NOTE 10 — DEFERRED TAXES

The Company has recorded the deferred tax assets of $1,183,763 and zero for the years ended December 31, 2002 and 2001, respectively which will expire by 2022. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred income tax assets will be realized. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The income tax effects of the temporary differences and carryforwards which give rise to significant portions of the deferred income tax assets and deferred income tax liabilities consisted of the following at December 31:

	2002	2001

Deferred tax assets
Net operating loss carryforward	$1,245,841	$—

Total deferred tax assets	1,245,841	—
Deferred tax liabilities
Depreciation	(62,078)	—

Deferred income taxes	$1,183,763	$—

Current	$—	$—
Noncurrent	1,183,763	—

Total	$1,183,763	$—

CONSUMER DIRECT OF AMERICA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2002

NOTE 11 — NOTES PAYABLE & LEASES

The Company had notes payable at December 31, 2002 as follows:

A note payable to an individual, with principle, interest at 10% per annum, and 250 shares of common stock due at the maturity in March 2003, unsecured.	1,000

A note payable to an individual, with principle, interest at 10% per annum, and 1,250 shares of common stock due at the maturity in March 2003, unsecured.	5,000

A note payable to an individual, with principle, interest at 10% per annum, and 1,250 shares of common stock due at the maturity in April 2003, unsecured.	5,000

A note payable to an individual, with principle, interest at 10% per annum, and 1,250 shares of common stock due at the maturity in March 2003, unsecured.	5,000

A note payable to an individual, with principle, interest at 10% per annum, and 250 shares of common stock due at the maturity in April 2003, unsecured.	1,000

A note payable to an individual, with principle, interest at 10% per annum, and 1,250 shares of common stock due at the maturity in April 2003, unsecured.	5,000

A note payable to an individual, with principle, interest at 10% per annum, and 250 shares of common stock due at the maturity in April 2003, unsecured.	1,000

A note payable to an individual, with principle, interest at 10% per annum, and 250 shares of common stock due at the maturity in April 2003, unsecured.	1,000

A note payable to an individual, with principle, interest at 10% per annum, and 500 shares of common stock due at the maturity in April 2003, unsecured.	2,000

CONSUMER DIRECT OF AMERICA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2002

NOTE 11 — NOTES PAYABLE & LEASES (CONTINUED)

A note payable to an individual, with principle, interest at 10% per annum, and 500 shares of common stock due at the maturity in March 2003, unsecured.	2,000

A note payable to an individual, with principle, interest at 10% per annum, and 1,250 shares of common stock due at the maturity in April 2003, unsecured.	5,000

A note payable to an individual, with principle, interest at 10% per annum, and 500 shares of common stock due at the maturity in April 2003, unsecured.	2,000

A note payable to an individual, with principle, interest at 10% per annum, and 5,000 shares of common stock due at the maturity in May 2003, unsecured.	20,000

A note payable to an individual, with principle, interest at 10% per annum, and 2,500 shares of common stock due at the maturity in June 2003, unsecured.	10,000

A note payable to an individual, with principle, interest at 10% per annum, and 12,500 shares of common stock due at the maturity in June 2003, unsecured.	50,000

A note payable to an individual, with principle, interest at 10% per annum, and 6,250 shares of common stock due at the maturity in June 2003, unsecured.	25,000

A note payable to an individual, with principle and interest at 10% per annum due at the maturity in March 2003, unsecured.	10,000

A note payable to an individual, with principle and interest at 10% per annum due at the maturity in February 2003, unsecured.	8,500

CONSUMER DIRECT OF AMERICA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2002

NOTE 11 — NOTES PAYABLE & LEASES (CONTINUED)

A note payable to an individual, with principle and interest at 10% per annum due at the maturity in January 2003, unsecured.	50,000

A note payable to an individual, interest at 8% paid annually, and principle and accrued interest due at the maturity in April 2006, unsecured.	38,987

A note payable to an individual, interest at 8% paid annually, and principle and accrued interest due at the maturity in April 2006, unsecured.	12,731

A capital lease to a leasing company, with monthly payments of $439, inclusive of interest at 22.9% through June 2003 secured by equipment.	1,312

A note payable to a financing institution, interest at 10% , and principle and accrued interest due at the maturity in March 2003, secured by an interest in assets.	25,188

286,718
Less: Current Portion	(235,000)

$51,718

         Scheduled maturities of the Company’s notes payable for each of the next five years are as follows:

For the year ending December 31;
2003	$235,000
2004	—
2005	—
2006	51,718
2007	—
Thereafter	—

Total	$286,718

CONSUMER DIRECT OF AMERICA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2002

NOTE 11 — NOTES PAYABLE & LEASES (CONTINUED)

Minimum lease payments for leases of various vehicles and premises are as follows:

For the year ending December 31;

	Capital	Operating

2003	$1,312	$312,870
2004	—	209,532
2005	—	103,866
2006	—	—
2007	—	—
Thereafter	—	—

Total	$1,312	$626,268

The Company leases the premises in Irvine, California. The lease provides for monthly payments of $7,048 with the company responsible for insurance, property taxes and utility costs associated with the property. The term of the lease is sixty (60) months ending in March 2004.

The Company leases the premises at Sandhill Road in Las Vegas, Nevada. The lease provides for monthly payments of $14,838 with the company responsible for insurance, property taxes and utility costs associated with the property. The term of the lease is thirty six (36) months ending in July 2005. The Company also leases the premises at Meadows Lane in Las Vegas, Nevada. The lease provides for monthly payments of $8,910 on a month to month basis with the company responsible for insurance, property taxes and utility costs associated with the property.

The Company leases the premises in Lakewood, Colorado. The lease provides for monthly payments of $3,444 for 2003 and thereafter, and $3,336 for 2002, with the company responsible for insurance, property taxes and utility costs associated with the property. The term of the lease is thirty six and one-half (36.5) months ending in February 2004.

The rent expense for all facilities for the year ended December 31, 2002 and 2001 is $277,406 and zero, respectively.

CONSUMER DIRECT OF AMERICA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2002

NOTE 12 — PROPERTY AND EQUIPMENT

	2002	2001

Artwork	$2,600	$—
Furniture, fixtures and equipment	1,626,108	1,507
Computer equipment	17,443	—
Software	724,596	—
Leasehold improvements	54,918	—

	2,425,665	1,507
Less: Accumulated depreciation and amortization	(764,047)	(151)

	$1,661,618	$1,356

Depreciation expense for the years ended December 31, 2002 and 2001 was $587,157 and $151, respectively. Repairs and maintenance expense for the years ended December 31, 2002 and 2001 was $19,385 and zero, respectively.

NOTE 13 — SUBSEQUENT EVENTS

The Company has refinanced its loan with the bank in March 2003. Additionally, although the Company expects to renegotiate several of its notes with various individuals, the Company has defaulted on several of these same notes.

NOTE 14 — LITIGATION

On May 8, 2002, a lawsuit was filed in the Superior Court of the State of California, Santa Ana, California, Case Number 02CC06670 against the Company, its chief executive officer and others. Plaintiffs allege breach of fiduciary duty; fraudulent diversion of corporate funds; accounting, equitable execution on defendants’ property; conspiracy to convert corporate assets, cause dissolution of plaintiff and defraud creditors; and use of corporate funds to benefit officers’ own business. The Company, its chief executive officer and others have subsequently responded and brought forth a cross-complaint for wrongful termination, breach of agreement and conversion of interests. The Company believes it has meritorious defenses against these actions and intends to vigorously defend them.

	2002	2001

Advertising	$36,827	$—
Appraisals	6,075	—
Automotive	6,253	—
Bad debt expense	82,633	—
Bank charges	12,913	—
Commissions	4,692,547	—
Contributions	950	—
Courier	9,925	—
Dues and subscriptions	3,113	—
Equipment rental	23,079	—
General and administrative	—	122,467
Insurance	101,719	—
Janitorial expenses	5,739	—
Leased lines	10,709	—
Licenses and permits	12,289	—
Markeing expenses	2,656	—
Meals and entertainment	17,939	—
Miscellaneous	40,865	—
New hire expense	3,547	—
Office supplies and expenses	74,080	—
Offsite storage	868	—
Outside services	1,926	—
Payroll and payroll taxes	2,075,739	1,500
Payroll processing	3,413	—
Penalties	265,241	—
Postage	3,810	—
Professional fees	370,693	249,766
Purchased lists	10,331	—
Refund	5,577	—
Relocation and moving	20,554	—
Rent	277,406	—
Repairs and maintenance	19,385	—
Telephone	146,710	—
Travel	66,069	—
Utilities	43,769	—

	$8,455,349	$373,733

The accompanying independent auditors’ report and notes to financial statements should be read in conjunction with these Supplementary Consolidated Selling, General and Administrative Expenses.

CONSUMER DIRECT OF AMERICA
BALANCE SHEETS
AS OF JUNE 30, 2003 AND 2002

	UNAUDITED

	6/30/2003	6/30/2002

ASSETS
ASSETS:
Current assets:
Cash	$316,802	$48,918
Accounts receivable	40,285	76,021
Employee advances	20,000	9,259
Due from affiliates	507,867	467,769
Prepaid expenses	39,643	4,463

Total current assets	924,597	606,430

Fixed assets:
Property and equipment, net	1,539,729	1,845,204

Total fixed assets	1,539,729	1,845,204

Other assets:
Deposits	—
Other assets	1,183,763	30,229
Goodwill	1,517,266	1,351,597
Deferred income tax asset	—	—

Total other assets	2,701,029	1,381,826

TOTAL ASSETS	$5,165,355	$3,833,460

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES:
Current liabilities:
Accounts payable & accrued expenses	$1,071,352	$538,012
Notes payable, net of deferred interest	193,230	1,217,764
Accrued interest payable	12,134	61,096
Payroll liabilities		—
Deferred revenue	—	41,500
Current portion of long-term debt		4,936

Total current liabilities	1,276,716	1,863,308

Capital lease obligation, less current portion	—	464
Long-term portion of amounts due under acquisition agreement, net of deferred interest	—	23,633

TOTAL LIABILITIES	1,276,716	1,887,405

Stockholders’ equity:
Convertible preferred stock, $0.001 par value 15,000,000 shares authorized, no shares issued and outstanding at		—
Common stock, $0.001 par value, 60,000,000 shares authorized, 48,909,500 and 25,507,000 shares
issued and outstanding, respectively	47,910	25,507
Additional paid-in capital — Common stock	6,628,369	4,104,174
Accumulated (deficit) during development stage	(2,787,640)	(2,183,626)

Total stockholders’ equity	3,888,639	1,946,055

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$5,165,355	$3,833,460

The accompanying independent accountants’ review report and notes to financial statements should be read in conjunction with these Balance Sheets.

CONSUMER DIRECT OF AMERICA
STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2003 AND 2002

	UNAUDITED

	Three months ended		Six months ended

	6/30/2003	6/30/2002	6/30/2003	6/30/2002

REVENUES:
Marketing revenues and commissions	$300,707	$399,406	$442,839	$649,741
Licensing agreements	378,878	95,050	378,878	555,350
Loan origination	2,320,158	774,080	4,864,311	774,080
Rental income	(4,153)	9,875	20,080	9,875

Total revenues	2,995,590	1,278,411	5,706,108	1,989,046
EXPENSES:
Selling, general and administrative	2,677,952	1,722,008	5,793,141	2,499,341
Depreciation expense	151,884	133,170	298,673	263,072

Total expenses	2,829,836	1,855,178	6,091,814	2,762,413

OPERATING INCOME (LOSS)	165,754	(576,767)	(385,706)	(773,367)

OTHER INCOME/(EXPENSES):
Interest expense	(793)	(257,049)	(36,385)	(409,953)

Total other income/(expenses)	(793)	(257,049)	(36,385)	(409,953)

NET ORDINARY INCOME (LOSS)	$164,961	$(833,816)	$(422,091)	$(1,183,320)

Accumulated Deficit, beginning of period	(2,952,601)	(1,349,810)	(2,365,549)	(1,000,306)
Accumulated Deficit, end of period	$(2,787,640)	$(2,183,626)	$(2,787,640)	$(2,183,626)

Basic and diluted weighted average number of common shares outstanding	48,726,090	24,039,983	41,623,304	21,691,905

Basic and diluted Net Income (Loss) per Share	0.003	(0.03)	(0.01)	(0.05)

The accompanying independent accountants’ review report and notes to financial statements should be read in conjunction with these Statements of Operations and Accumulated Deficit.

CONSUMER DIRECT OF AMERICA
STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED JUNE 30, 2003 AND 2002

	UNAUDITED

	Three months ended

	6/30/2003	6/30/2002

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)	$164,961	$(830,835)
Depreciation	151,884	133,170
Stock issued for services	—	—
Stock issued for cancellation of license agreement	—	—
Deferred interest	—	264,320
Adjustments to reconcile net (loss) to net cash (used) by operations:
(Increase) decrease in accounts receivable	499,553	(58,092)
(Increase) decrease in prepaid expenses	(39,643)	(1,801)
(Increase) decrease in deposits	—	107
(Increase) decrease in employee advances	(17,500)	(524)
(Increase) decrease in other assets	26,649	—
Increase (decrease) in A/P and accrued expenses	47,453	306,337
Increase (decrease) in deferred revenue	—	(41,500)
Increase (decrease) in accrued interest	12,134	(15,929)
Increase (decrease) in payroll liabilities	—	—

Net cash (used) by operating activities	845,491	(244,747)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(18,762)	(42,574)
Loan from affiliates	—	(4,250)
Cash paid in business acquisition	—	(100,000)
Licensing notes receivable	—	(146,989)
Note receivable	(507,867)	—

Net cash used by investing activities	(526,629)	(293,813)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net repayments of line of credit	—	—
Decrease in capitalized lease obligations	—	(1,069)
Increase in notes payable	99,688	534,866
Repayments of long-term debt	(286,718)	—
Common stock	—	—
Additional paid in capital	—	—

Net cash provided by financing activities	(187,030)	533,797

NET INCREASE (DECREASE) IN CASH	131,832	(4,763)
CASH, BEGINNING OF PERIOD	184,970	53,681

CASH, END OF PERIOD	$316,802	$48,918

SUPPLEMENTARY INFORMATION:
Interest paid	$793	$257,049

Income taxes paid	$—	$—

The accompanying independent accountants’ review report and notes to financial statements should be read in conjunction with these Statements of Cash Flows.

CONSUMER DIRECT OF AMERICA
STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002

	UNAUDITED

	Six months ended

	6/30/2003	6/30/2002

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)	$(422,091)	$(1,180,339)
Depreciation	298,673	263,072
Stock issued for services	—	1,673
Stock issued for cancellation of license agreement	—	46,200
Deferred interest	—	324,068
Adjustments to reconcile net (loss) to net cash (used) by operations:
(Increase) decrease in accounts receivable	343,633	(44,279)
(Increase) decrease in prepaid expenses	(30,871)	(3,225)
(Increase) decrease in deposits	—	(128)
(Increase) decrease in employee advances	(20,000)	(2,459)
(Increase) decrease in other assets	18,157
Increase (decrease) in A/P and accrued expenses	(57,425)	401,101
Increase (decrease) in deferred revenue	—	(151,500)
Increase (decrease) in accrued interest	(160)	2,262
Increase (decrease) in payroll liabilities	(70,465)	—

Net cash (used) by operating activities	59,451	(343,554)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(116,931)	(44,277)
Loan from affiliates	—	(49,262)
Cash paid in business acquisition	—	(100,000)
Licensing notes receivable	—	(281,989)
Note receivable	(476,992)	—

Net cash used by investing activities	(593,923)	(475,528)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net repayments of line of credit	(29,669)	—
Decrease in capitalized lease obligations	—	(2,078)
Repayments of long-term debt	(286,718)	—
Increase in notes payable	91,130	869,834
Common stock	13,795	—
Additional paid in capital	903,252	—

Net cash provided by financing activities	691,790	867,756

NET INCREASE (DECREASE) IN CASH	157,318	48,674
CASH, BEGINNING OF PERIOD	159,484	244

CASH, END OF PERIOD	$316,802	$48,918

SUPPLEMENTARY INFORMATION:
Interest paid	$36,385	$409,953

Income taxes paid	$—	$—

The accompanying independent accountants’ review report and notes to financial statements should be read in conjunction with these Statements of Cash Flows.

CONSUMER DIRECT OF AMERICA
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2003

BASIS OF PRESENTATION

The unaudited financial statements as of June 30, 2003 included herein have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. It is suggested that these financial statements be read in conjunction with the December 31, 2002 audited financial statements and notes thereto.

NOTE 1 – STOCKHOLDERS’ EQUITY

On May 1, 2003, the Company issued 500,000 shares of its $0.001 par value common stock as consideration in an asset purchase and liability transfer agreement valued at $159,350. Of the total amount received, $500 is considered common stock and $149,500 is considered additional paid-in capital. As a result of the asset purchase agreement, fixed assets increased by $25,000 and Goodwill increased by $134,350.

NOTE 2 – CONSULTING AGREEMENT

On April 21, 2003 the Company entered a two-year consulting agreement with Caitlin Enterprises, Inc. The agreement requires the Company to pay $240,000 per year for two full time consultants working for Caitlin Enterprises, Inc. and under the supervision of the Company’s management.

NOTE 3 – GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the accompanying financial statements, the Company recorded a net income before income taxes of $164,961 during the quarter ended June 30, 2003. Although a substantial portion of the Company’s cumulative net loss is attributable to non-cash operating expenses, management believes that it will need additional equity or debt financing to be able to sustain its operations until it can achieve profitability, if ever. In addition, the Company has liabilities from underpayment of payroll taxes and related penalties. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

Management is attempting to raise additional equity and debt financing to sustain operations until it can market its services, expand its customer base, and achieve profitability. The successful outcome of future activities cannot be determined at this time and there are no assurances that if achieved, the Company will have sufficient funds to execute its intended business plan or generate positive operating results. The accompanying financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

CONSUMER DIRECT OF AMERICA
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
JUNE 30, 2003

NOTE 4 – LITIGATION

On May 8, 2002, a lawsuit was filed in the Superior Court of the State of California, Santa Ana, California, Case Number 02CC06670 against the Company, its chief executive officer and others. Plaintiffs sued for breach of fiduciary duty, fraudulent diversion of corporate funds, equitable execution on defendants’ property, conspiracy to convert corporate assets, defraud creditors, and use of corporate funds to benefit officers’ own business. The Company, its chief executive officer, and others have subsequently responded and brought forth a cross-complaint for wrongful termination, breach of agreement and conversion of interests.

On July 15, 2003 the case was dismissed without prejudice by the Superior Court of the State of California for the County of Orange.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Articles of Incorporation provide that, pursuant to Nevada law, our officers and directors shall not be personally liable to Consumer Direct of America for damages for breach of fiduciary duty as a director or officer of Consumer Direct of America. This provision in our Articles of Incorporation does not eliminate or limit the liability of an officer or director for acts or omissions which involve intentional misconduct, fraud or knowing violation of the law, or the unlawful payment of dividends.

Our Articles of Incorporation provide that we shall indemnify our officers, directors, employees and agents to the full extent permitted by Nevada law. Our Bylaws include provisions to indemnify our officers and directors and other persons against expenses (including judgments, fines and amounts paid for settlement) incurred in connection with actions or proceedings brought against them by reason of their serving or having served as officers, directors or in other capacities. We do not, however, indemnify them in actions in which it is determined that they have not acted in good faith or have acted unlawfully or not in Consumer Direct of America’s best interest. In the case of an action brought by or in the right of Consumer Direct of America, we shall indemnify them only to the extent of expenses actually and reasonably incurred by them in connection with the defense or settlement of these actions and we shall not indemnify them in connection with any matter as to which they have been found to be liable to Consumer Direct of America, unless the deciding court determines that, notwithstanding such liability, that person is fairly entitled to indemnity in light of all relevant circumstances.

We do not currently maintain director’s and officer’s liability insurance but we may do so in the future.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors and officers pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION(1)

SEC registration fees	$376
Printing expenses	2,500
Legal expenses	50,000
Accounting fees	2,500
Miscellaneous expenses	624
Total	$56,000

(1)  All expenses, except the SEC registration fee, are estimated.

Item 26. RECENT SALES OF UNREGISTERED SECURITIES

          Described below is information regarding all unregistered securities that have been issued by the Registrant since June 30, 2000:

          (a) In June, 2002, the Company issued 2,400,000 shares of common stock to Raymond Williams in connection with the Company’s acquisition of Lending Services Corp.

          (b) In January, 2003, the Company issued 200,000 shares of common stock to Gordon De Boer in connection with the Company’s acquisition of Neighborhood Acceptance Corp., and an additional 20,000 shares were issued to one individual as a referral fee in connection with the transaction.

          (c) During 2002, the Company issued a total of 8,550,000 shares of common stock to certain of its officers and directors as compensation for services.

          (d) In February, 2003, the Registrant sold 10 units for a total of $500,000, each unit consisting of 1,000,000 shares of common stock and a Series A, Series B, Series C and Series D Common Stock Purchase Warrant to purchase 100,000 shares of common stock, respectively, at a price of $.10, $.15, $.20 and $.25, respectively. The 10 units were sold to 10 investors, all of whom were non U.S. persons. No underwriter was involved in the transaction.

          (e) In February, 2003, the Registrant sold one and one half units for a total of $75,000, each whole unit consisting of 1,000,000 shares of common stock and a Series A, Series B, Series C and Series D Common Stock Purchase Warrant to purchase 100,000 shares of common stock, respectively, at a price of $.10, $.15, $.20 and $.25 per share, respectively. The one and one half units were sold to one investor who was an accredited investor. No underwriter was involved in the transaction.

          (f) In February and June, 2003, the Company issued a total of 559,897 shares of common stock to the law firm of Day & Campbell, LLP as a finders fee.

     The sales of securities discussed in (a)-(c) and (e)-(f) above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) and Rule 506 of Regulation D promulgated thereunder as transactions by an issuer not involving any public offering.

     The sales of the securities described in (d) above were deemed to be exempt from registration under the Securities Act in reliance on Regulation S as sales by an issuer to non-U.S. Persons (as defined in Regulation S).

     The recipients of the above-described securities represented their intention to acquire the securities for investment only and not with a view to distribution thereof. In each instance, the offer and sales were made without any public solicitation, and all the stock certificates bear restrictive legends. All recipients had adequate access through employment or other relationships, to information about the Registrant.

ITEM 27. EXHIBIT INDEX

EXHIBIT NO.	TITLE

3.1	Articles of Incorporation of the Registrant (1)

3.2	Amendment to Articles of Incorporation of the Registrant *

3.3	Amendment to Articles of Incorporation of the Registrant *

3.4	Bylaws of the Registrant (1)

5.4	Opinion of Day & Campbell, LLP*

10.1	Common Stock Purchase Agreement dated February 20, 2002 between the Registrant and Consumer Capital Holdings, Inc. (2)

10.2	Consulting Agreement between the Company and Caitlin Enterprises dated April 21, 2003.*

10.3	Employment Agreement between the Registrant and Michael A. Barron dated June 15, 2002.*

10.4	Employment Agreement between the Registrant and Paul Grady dated June 15, 2002*

10.5	Employment Agreement between the Registrant and Joseph A. Cosio-Barron dated June 15, 2002.*

10.6	Employment Agreement between the Registrant and Michael F. Accardi dated June 15, 2002.*

10.7	Employment Agreement between the Registrant and Terry Vickery dated June 15, 2002.*

10.8	Employment Agreement between the Registrant and Wayne Bailey dated November 1, 2002.*

10.9	The Registrant’s 2002 Stock Incentive Plan (3)

10.10	Form of Series A Common Stock Purchase Warrant.*

10.11	Form of Series B Common Stock Purchase Warrant.*

10.12	Form of Series C Common Stock Purchase Warrant.*

10.13	Form of Series D Common Stock Purchase Warrant.*

10.14	Lease Agreement between the Registrant and Sandpost LLC dated July 1, 2002.*

10.15	Sublease Agreement between Consumer Direct, Inc. and TKV Investments dated April 15, 2001.*

10.16	Office space sublease between the Registrant and Keane, Inc. dated August 5, 2002.*

21	Subsidiaries of the Registrant

23.1	Consent of Day & Campbell, LLP*

23.2	Consent of Chavez & Koch, CPA’s, Ltd.

*to be filed by amendment

(1)	Incorporated by reference to the exhibits to the Registrant’s Registration Statement on Form 10-SB dated May 8, 2001 and filed with the SEC on May 11, 2001.

(2)	Incorporated by reference to the exhibits to Registrant’s Report on Form 8-K dated March 4, 2002 and filed with the SEC on March 6, 2002.

(3)	Incorporated by reference to the exhibit to the Registrant’s Registration Statement on Form S-8 dated November 22, 2002 and filed with the SEC on November 23, 2001

UNDERTAKINGS

          The Registrant hereby undertakes:

          (a) That insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registration of expenses incurred or paid by a director, officer or controlling person to the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (b) That subject to the terms and conditions of Section 13(a) of the Securities Exchange Act of 1934, it will file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

          (c) That any post-effective amendment filed will comply with the applicable forms, rules and regulations of the Commission in effect at the time such post-effective amendment is filed.

          (d) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof), which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (e) That, for the purpose of determining any liability under the Securities Act, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (f) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

          Pursuant to the requirements of the Securities Act, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing Form SB-2 and has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Las Vegas, Nevada, on August 19, 2003.

Consumer Direct of America

By:	/s/	Michael A. Barron

Michael A. Barron, President

          Pursuant to the requirements of the Securities Act, as amended, this Registration Statement has been signed below by the following persons on August 19, 2003.

Signature	Title

/s/ Michael A. Barron	President, Chief Executive Officer and Director

Michael A. Barron

/s/ Wayne K. Bailey	Chief Financial Officer (principal
accounting officer) and Director
Wayne K. Bailey

/s/ Paul Grady	Director

Paul Grady

Exhibit Index

EXHIBIT NO.	TITLE

3.1	Articles of Incorporation of the Registrant (1)

3.2	Amendment to Articles of Incorporation of the Registrant *

3.3	Amendment to Articles of Incorporation of the Registrant *

3.4	Bylaws of the Registrant (1)

5.4	Opinion of Day & Campbell, LLP*

10.1	Common Stock Purchase Agreement dated February 20, 2002 between the Registrant and Consumer Capital Holdings, Inc. (2)

10.2	Consulting Agreement between the Company and Caitlin Enterprises dated April 21, 2003. *

10.3	Employment Agreement between the Registrant and Michael A. Barron dated June 15, 2002.*

10.4	Employment Agreement between the Registrant and Paul Grady dated June 15, 2002*

10.5	Employment Agreement between the Registrant and Joseph A. Cosio-Barron dated June 15, 2002.*

10.6	Employment Agreement between the Registrant and Michael F. Accardi dated June 15, 2002.*

10.7	Employment Agreement between the Registrant and Terry Vickery dated June 15, 2002.*

10.8	Employment Agreement between the Registrant and Wayne Bailey dated November 1, 2002.*

10.9	The Registrant’s 2002 Stock Incentive Plan (3)

10.10	Form of Series A Common Stock Purchase Warrant.*

10.11	Form of Series B Common Stock Purchase Warrant.*

10.12	Form of Series C Common Stock Purchase Warrant.*

10.13	Form of Series D Common Stock Purchase Warrant.*

10.14	Lease Agreement between the Registrant and Sandpost LLC dated July 1, 2002.*

10.15	Sublease Agreement between Consumer Direct, Inc. and TKV Investments dated April 15, 2001.*

10.16	Office space sublease between the Registrant and Keane, Inc. dated August 5, 2002.*

21	Subsidiaries of the Registrant

23.1	Consent of Day & Campbell, LLP*

23.2	Consent of Chavez & Koch, CPA’s, Ltd.

*to be filed by amendment

(1)	Incorporated by reference to the exhibits to the Registrant’s Registration Statement on Form 10-SB dated May 8, 2001 and filed with the SEC on May 11, 2001.

(2)	Incorporated by reference to the exhibits to Registrant’s Report on Form 8-K dated March 4, 2002 and filed with the SEC on March 6, 2002.

(3)	Incorporated by reference to the exhibit to the Registrant’s Registration Statement on Form S-8 dated November 22, 2002 and filed with the SEC on November 23, 2001